UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

September 30, 2020 and 2019 with report of independent registered public accounting firm

INDEX

PETROBRAS

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION	4
UNAUDITED CONSOLIDATED STATEMENT OF INCOME	5
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	6
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS	7
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	8
1. Basis of preparation	9
2. Summary of significant accounting policies	9
3. Context, resilience measures and impacts of the COVID-19 pandemic	9
4. Cash and cash equivalents and Marketable securities	12
5. Sales revenues	14
6. Costs and expenses by nature	15
7. Other income and expenses	16
8. Net finance income (expense)	17
9. Net income by operating segment	18
10. Trade and other receivables	22
11. Inventories	23
12. Taxes	24
13. Employee benefits	27
14. Post-employment benefits	28
15. Provisions for legal proceedings	32
16. Provision for decommissioning costs	36
17. The “Lava Jato (Car Wash) Operation” and its effects on the Company	36
18. Property, plant and equipment	37
19. Intangible assets	39
20. Impairment	39
21. Exploration and evaluation of oil and gas reserves	45
22. Collateral for crude oil exploration concession agreements	46
23. Investments	46
24. Disposal of assets and other changes in organizational structure	46
25. Assets by operating segment	50
26. Finance debt	51
27. Lease liabilities	54
28. Equity	55
29. Fair value of financial assets and liabilities	57
30. Risk management	57
31. Related-party transactions	62
32. Supplemental information on statement of cash flows	65
33. Subsequent events	66
34. Information related to guaranteed securities issued by subsidiaries	67
2

KPMG Auditores Independentes

Rua do Passeio, 38 - setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Results of Review of Interim Financial Information

We have reviewed the consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2020, the related consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, the related consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2020 and 2019 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2020, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes

Rio de Janeiro-RJ

October 28, 2020

3

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

PETROBRAS

September 30, 2020 and December 31, 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2020	12.31.2019	Liabilities	Note	09.30.2020	12.31.2019
Current assets				Current liabilities
Cash and cash equivalents	4.1	12,700	7,372	Trade payables		4,333	5,601
Marketable securities	4.2	670	888	Finance debt	26.1	6,698	4,469
Trade and other receivables	10.1	2,288	3,762	Lease liability	27	5,423	5,737
Inventories	11	5,281	8,189	Income taxes payable	12.1	131	276
Recoverable income taxes	12.1	475	2,493	Other taxes payable	12.1	3,270	3,424
Other recoverable taxes	12.1	3,754	1,051	Dividends payable	28.2	356	1,558
Others		985	1,493	Short-term employee benefits	13	1,881	1,645
		26,153	25,248	Pension and medical benefits	14	680	887
Assets classified as held for sale	24	732	2,564	Others		1,493	1,973
		26,885	27,812			24,265	25,570
				Liabilities related to assets classified as held for sale	24	680	3,246
						24,945	28,816

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	10.1	2,283	2,567	Finance debt	26.1	50,875	58,791
Marketable securities	4.2	39	58	Lease liability	27	16,592	18,124
Judicial deposits	15.2	6,681	8,236	Income taxes payable	12.1	337	504
Deferred income taxes	12.4	9,902	1,388	Deferred income taxes	12.3	139	1,760
Other tax assets	12.1	3,050	3,939	Long-term employee benefits	13	323	38
Advances to suppliers		142	326	Pension and medical benefits	14	16,978	25,607
Others		632	1,177	Provisions for legal proceedings	15.1	2,022	3,113
		22,729	17,691	Provision for decommissioning costs	16	12,484	17,460
				Others		2,075	1,312
						101,825	126,709
				Total liabilities		126,770	155,525
				Equity
Investments	23	3,035	5,499	Share capital (net of share issuance costs)	28.1	107,101	107,101
Property, plant and equipment	18.1	104,748	159,265	Capital reserve and capital transactions		1,064	1,064
Intangible assets	19	13,758	19,473	Profit reserves		55,257	65,627
		144,270	201,928	Accumulated other comprehensive (deficit)		(119,502)	(100,469)
				Attributable to the shareholders of Petrobras		43,920	73,323
				Non-controlling interests		465	892
						44,385	74,215
Total assets		171,155	229,740	Total liabilities and equity		171,155	229,740

4

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

PETROBRAS

Nine and three-month periods ending September 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2020	Jan-Sep/2019	Jul-Sep/2020	Jul-Sep/2019

Sales revenues	5	39,772	56,721	13,148	19,416
Cost of sales	6.1	(22,811)	(34,868)	(6,868)	(11,855)
Gross profit		16,961	21,853	6,280	7,561

Income (expenses)
Selling expenses	6.2	(3,756)	(3,090)	(1,175)	(1,252)
General and administrative expenses	6.3	(1,011)	(1,630)	(309)	(507)
Exploration costs	21	(437)	(344)	(268)	(70)
Research and development expenses		(255)	(430)	(92)	(146)
Other taxes		(761)	(300)	(398)	(141)
Impairment of assets	20	(13,358)	(627)	13	(607)
Other income and expenses	7	(280)	1,536	(522)	(1,346)
		(19,858)	(4,885)	(2,751)	(4,069)

Income (loss) before finance income (expense), results of equity-accounted investments and income taxes		(2,897)	16,968	3,529	3,492

Finance income		406	928	124	339
Finance expenses		(4,570)	(5,793)	(1,814)	(2,425)
Foreign exchange gains (losses) and inflation indexation charges		(6,830)	(2,297)	(2,496)	(654)
Net finance income (expense)	8	(10,994)	(7,162)	(4,186)	(2,740)

Results of equity-accounted investments	23	(677)	363	(168)	112

Net income (loss) before income taxes		(14,568)	10,169	(825)	864

Income taxes	12.4	3,899	(4,441)	568	(992)

Net income (loss) from continuing operations for the period		(10,669)	5,728	(257)	(128)

Net income from discontinued operations for the period		−	2,560	−	2,356

Net income (loss) for the period		(10,669)	8,288	(257)	2,228

Net income (loss) attributable to shareholders of Petrobras		(10,368)	8,170	(236)	2,290
Net income (loss) from continuing operations		(10,368)	5,679	(236)	(56)
Net income (loss) from discontinued operations		−	2,491	−	2,346

Non-controlling interests		(301)	118	(21)	(62)
Net income (loss) from continuing operations		(301)	49	(21)	(72)
Net income (loss) from discontinued operations		−	69	−	10

Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	28.3	(0.79)	0.63	(0.02)	0.18

The notes form an integral part of these interim financial statements.
5

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

Nine and three-month periods ending September 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2020	Jan-Sep/2019	Jul-Sep/2020	Jul-Sep/2019
Net income (loss) for the period	(10,669)	8,288	(257)	2,228

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	1,683	1	−	−
Deferred income tax	(187)	−	−	−
	1,496	1	−	−

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(2)	(3)	−	−
Deferred income tax	1	1	−	−
	(1)	(2)	−	−

Share of other comprehensive income (losses) in equity-accounted investments	14	−	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(25,750)	(6,290)	(1,329)	(7,168)
Reclassified to the statement of income	3,586	2,240	1,143	746
Deferred income tax	7,535	1,376	63	2,183
	(14,629)	(2,674)	(123)	(4,239)

Cumulative translation adjustments (*)
Recognized in equity	(5,322)	(2,615)	(98)	(3,170)
Reclassified to the statement of income	−	34	−	−
	(5,322)	(2,581)	(98)	(3,170)

Share of other comprehensive income in equity-accounted investments	(564)	65	53	82

Total other comprehensive income (loss)	(19,006)	(5,191)	(168)	(7,327)

Total comprehensive income (loss)	(29,675)	3,097	(425)	(5,099)

Comprehensive income (loss) attributable to non-controlling interests	(272)	92	(13)	(92)

Comprehensive income (loss) attributable to shareholders of Petrobras	(29,403)	3,005	(412)	(5,007)

(*) It includes a US$900 loss (a US$341 loss in the nine-month period ended September 30, 2019), of cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

PETROBRAS

Nine month periods ending September 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2020	Jan-Sep/2019
Cash flows from operating activities
Net income (loss) for the period	(10,669)	8,288
Adjustments for:
Net income from discontinued operations	−	(2,560)
Pension and medical benefits (actuarial expense)	1,175	1,587
Results of equity-accounted investments	677	(363)
Depreciation, depletion and amortization	9,209	11,205
Impairment of assets (reversal)	13,358	627
Allowance (reversals) for credit loss on trade and other receivables	124	69
Exploratory expenditure write-offs	223	65
Foreign exchange, indexation and finance charges	12,458	6,864
Deferred income taxes, net	(4,186)	2,867
Revision and unwinding of discount on the provision for decommissioning costs	518	612
Inventory write-down (write-back) to net realizable value	375	6
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(3,262)	−
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(92)	(5,392)
Decrease (Increase) in assets
Trade and other receivables, net	(69)	2,775
Inventories	742	134
Judicial deposits	(914)	(1,656)
Escrow account - Class action agreement	−	1,819
Other assets	451	(871)
Increase (Decrease) in liabilities
Trade payables	171	(785)
Other taxes payable	1,978	250
Pension and medical benefits	(821)	(1,405)
Provisions for legal proceedings	(274)	(3,677)
Short-term benefits	1,060	350
Provision for decommissioning costs	(313)	(331)
Other liabilities	200	(321)
Income taxes paid	(301)	(2,274)
Net cash provided by operating activities from continuing operations	21,818	17,883
Net cash provided by operating activities - discontinued operations	−	323
Net cash provided by operating activities	21,818	18,206
Cash flows from investing activities
Acquisition of PP&E and intangibles assets	(4,486)	(5,400)
Investments in investees	(941)	(22)
Proceeds from disposal of assets - Divestment	1,038	9,110
Divestment (Investment) in marketable securities	(5)	(260)
Dividends received	201	836
Net cash provided by (used in) investing activities from continuing operations	(4,193)	4,264
Net cash used in investing activities - discontinued operations	−	1,812
Net cash provided by (used in) investing activities	(4,193)	6,076
Cash flows from financing activities
Investments by non-controlling interest	(64)	(42)
Proceeds from financing	15,897	4,729
Repayment of principal - finance debt	(19,598)	(21,086)
Repayment of interest - finance debt	(2,658)	(3,768)
Repayment of lease liability	(4,371)	(3,622)
Dividends paid to Shareholders of Petrobras	(1,020)	(1,304)
Dividends paid to non-controlling interests	(38)	(89)
Net cash used in financing activities from continuing operations	(11,852)	(25,182)
Net cash used in financing activities - discontinued operations	−	(508)
Net cash used in financing activities	(11,852)	(25,690)
Effect of exchange rate changes on cash and cash equivalents	(446)	688
Net increase (decrease) in cash and cash equivalents	5,327	(720)
Cash and cash equivalents at the beginning of the period	7,377	13,899
	−	−
Cash and cash equivalents at the end of the period	12,704	13,179

The notes form an integral part of these interim financial statements.

7

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Nine-month periods ending September 30, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	71,544	1,631	73,175
Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	1	−	−	−	−	(1)	−	−	−
Capital transactions	−	(1)	−	−	−	−	−	−	−	−	−	−	(1)	(671)	(672)
Net income	−	−	−	−	−	−	−	−	−	−	−	8,170	8,170	118	8,288
Other comprehensive income	−	−	−	(2,555)	(2,674)	1	63	−	−	−	−	−	(5,165)	(26)	(5,191)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(1,008)	(1,008)	(210)	(1,218)
	107,380	(280)	1,067	(69,871)	(15,966)	(13,223)	(889)	8,257	2,452	923	46,529	7,161	73,540	842	74,382
Balance at September 30, 2019		107,100	1,067				(99,949)				58,161	7,161	73,540	842	74,382

	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	73,323	892	74,215
Balance at December 31, 2019		107,101	1,064				(100,469)				65,627	−	73,323	892	74,215
Realization of deemed cost	−	−	−	−	−	−	2	−	−	−	−	(2)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	(89)	(89)
Net income	−	−	−	−	−	−	−	−	−	−	−	(10,368)	(10,368)	(301)	(10,669)
Other comprehensive income (loss)	−	−	−	(5,351)	(14,629)	1,496	(551)	−	−	−	−	−	(19,035)	29	(19,006)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	(66)	(66)
	107,380	(279)	1,064	(74,072)	(28,169)	(15,826)	(1,435)	8,745	2,702	1,102	53,078	(10,370)	43,920	465	44,385
Balance at September 30, 2020		107,101	1,064				(119,502)				65,627	(10,370)	43,920	465	44,385

The notes form an integral part of these interim financial statements.
8

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, which include the full set of notes.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 28, 2020.

1.2.	Reclassification of discontinued operation

After the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) in July 2019, Petrobras is no longer the controlling shareholder of BR.

Furthermore, all requirements were met to classify this investment as a discontinued operation, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, since it represented a separate major line of business. Thus, the consolidated statement of income for the three and nine-month periods ended September 30, 2019 and cash flows for the nine-month period ended September 30, 2019 had its line items reclassified, presenting net income, operating, investing and financing cash flows relating to this investment in separate line items, as a net amount for discontinued operations.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these unaudited consolidated interim financial statements as those followed in the preparation of the annual consolidated financial statements of the Company for the year ended December 31, 2019.

3.	Context, resilience measures and impacts of the COVID-19 pandemic
3.1.	Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

Therefore, in early April, members of the Organization of the Petroleum Exporting Countries (OPEC) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020. In a meeting held in July 2020, OPEC and other countries agreed to reduce production from 9.7 million bpd to 7.7 million bpd as of August 2020, to remain at this level until December 2020.

The price assumptions foreseen in the first quarter considered Brent prices converging to US$ 50 in the long-term. This assumption has not been modified for September 30, 2020. In addition, the Company regularly monitors realization prices in relation to its short-term assumptions, and there was no verified change to the realization prices used in previous quarters.

3.2.	Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas. Some of the measures included home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of personal protective equipment, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

Brazilian governmental authorities, in turn, implemented a set of measures to address the economic side effects of the COVID-19 measures, aimed at helping the productive sector, mainly: (a) Federal Government measures - (i) PIS/Cofins and INSS-Companies’ Contribution - collections for the period of March to May 2020 were initially postponed to August and have been further extended until November 2020; (ii)

9

FGTS - collections for the period of March to May 2020 were initially postponed to July and have been further extended until December 2020; (iii) System S (employer contributions to social entities that train and support employees) - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to 0% in certain operations carried out from April to December 2020; and (b) State of Pernambuco measures - (i) ICMS tax on fuel imports from April to December 2020- was deferred for up to 30 days.

As a result of the abrupt reduction in the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital. The main measures are:

•	Draw down of revolving credit lines, amounting to US$ 8 billion, as well as other lines in the domestic banking market, in the total amount of US$ 698, in the first quarter of 2020. In the third quarter of 2020, the Company repaid US$ 7.6 billion of revolving credit lines.
•	postponement of payment of declared dividends based on 2019 earnings (note 28);
•	postponement of judicial deposits to 2021, mainly relating to tax proceedings;
•	reduction and postponement of human resources expenses, with an emphasis on: (i) postponement of payment for the 2019 Performance Award Program (as set out in note 13.1); (ii) postponement of the payment of 30% of the total monthly remuneration from April to June 2020 of the Board of Directors, President, Executive Officers and upper management, and postponement of the payment of between 10% to 30% of the monthly remuneration of lower management and consultants (which was subsequently paid in September 2020); and (iii) temporary change in workday regime from shift turn and stand-by work to administrative regime, to be reassessed on a monthly basis until the end of this year or an earlier date, depending on the return to regular operations;
•	a set of actions aiming at reducing capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd of oil production from April 2020 (including the reduction of 100 thousand bpd announced at the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60%, allowing the maintenance of reasonable surplus in the storage capacity, aiming at avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	a set of actions intending to decrease operating expenses for 2020 by an additional US$ 2,000 in, mainly: (i) hibernation of platforms operating in shallow waters, which have higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lowering expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days (during the second quarter of 2020);
•	as a result of the structural reduction in the demand for natural gas in the Brazilian market, the Company declared force majeure in the agreement for the purchase of natural gas related to the Manati field, as provided for in the contract. The Company also negotiated with other agents in the natural gas chain, aiming at reducing the effects resulting from the pandemic. After monitoring the current scenario and its developments on the gas market, and given the recent recovery of natural gas consumption, on September 30, 2020, Petrobras signed an agreement with the suppliers, terminating the force majeure.

In addition, the global adverse scenario encouraged the Company to revise its main metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with Gross debt. The target approved for Gross debt for 2020 is US$ 87 billion, the same level as December 31, 2019, which was achieved in the third quarter of 2020.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that it will be able to balance its financing and cash flows. Thus, management believes that it has adequate resources to continue its operations for at least 12 months after the reporting date and, therefore, the going concern principle is applied in the preparation of these interim financial statements.

3.3.	Effects on these unaudited consolidated interim financial statements

The effects of the COVID-19 pandemic and the economic environment were considered in the preparation of these interim consolidated financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statement, in order to determine possible changes in assumptions and judgments arising from current market conditions.

10

The results of the revision of these assumptions are presented below:

•	oil prices and expectations for the world economy growth presented a consistent decline in 2020, mainly during the second quarter of the year. With the effects of COVID-19 on the global economy, the demand for oil products was also severely affected in this period. Accordingly, short, medium and long-term estimated macroeconomic scenarios and price assumptions are no longer compatible with those approved in the 2020-2024 Strategic Plan. As a result, in the first quarter of 2020, the Company brought forward the approval of a new set of assumptions, when impairment losses were recognized in the amount of US$ 13,371 (note 20);
•	expected exports were impacted by the effects arising from the oil price shock and the COVID-19 pandemic. Thus, a portion of highly probable future exports whose exchange rate variations were designated in hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked in the first quarter of 2020, in the amount of US$ 35,774, significantly increasing the Company's U.S. dollar/real exposure at September 30, 2020. In addition, a portion of exports designated for hedge relationships for the months of April to December 2020 are no longer expected, and consequently a portion of unrealized losses were reclassified from Other comprehensive income to the Statement of Income, in the amount of US$ 551, mainly in the first quarter of 2020 (note 30.2);
•	inventories adjusted to net realizable value, accounting for a US$ 372 loss within cost of sales in the first half of 2020 (note 11);
•	recognition of expected credit losses (ECL) on the Company's financial assets that are not measured at fair value through profit or loss considered estimated impacts of the COVID-19 pandemic. For financial assets whose counterparties have ratings published by credit risk agencies, when already reflecting the effects of the pandemic, the information was used to calculate the ECL. For other financial assets, in general, the expected effects of the COVID-19 pandemic were incorporated into the ECL by identifying the changes in default probability based on observable data by area of operation, type of product and region. No significant effects were identified;
•	deferred tax assets recognized at March 31, 2020 were assessed for recoverability based on projections of future taxable profits (note 12.2);
•	estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. Moreover, estimates on the provision for decommissioning costs reflects, largely, obligations that will be realized in the medium and long-term. The assumptions used for such estimates are supported by the Company's Strategic Plan and by the annual reserves estimation process, which are based on long-term visions. Thus, the assumptions for the provision have remained consistent with year-end given the long-term nature of these costs. In addition, in the third quarter of 2020, the Company defined macro guidelines for the development of the next Strategic Plan, related to the E&P portfolio, resulting in a US$ 48 impairment loss on Camarupim field, due to the decision to cease this operation (as set out in note 20);
•	revenue recognition from contracts with customers had no changes in its assumptions. The expectation of satisfaction of the obligation by the customer remains at the maturity of each operation, considered highly probable, subject only to the fulfillment of the conditions precedent set forth in the sales contracts. The Company’s customers gave no indication about the intent to breach or revise the terms and conditions of contracts in effect as of September 30, 2020;
•	the Company's litigation includes no cases related to COVID-19 with potential financial risk that directly impact this interim financial information. However, the Company is aware of some recent labor actions filed by certain unions, whose claims are related to the pandemic and the resilience measures recently announced to reduce expenses, as follows: (i) two measures to contain personnel expenses; (ii) sufficiency of the preventive measures against the spread of COVID-19 and the criteria used for removing people from the risk group; and (iii) the union's participation in the organizational response structure. The Company is taking the appropriate legal measures for each case and the best estimate as of the reporting date, when there is still no merit decision at first instance, is that the likelihood of loss is not probable.
•	in the nine-month period ended September 30, 2020, the Company accounted for a US$ 234 loss within other income and expenses, as a result of the reduction in the level of activity, composed of the idleness of certain refining and gas and energy plants (US$ 92 in the second quarter of 2020), as well as of rigs and platforms (US$ 81 in the second quarter and US$ 61 in the third quarter of 2020).
4.	Cash and cash equivalents and Marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

11

	09.30.2020	12.31.2019
Cash at bank and in hand	484	572
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,454	1,699
Other investment funds	29	4
	3,483	1,703
- Abroad
Time deposits	1,894	7
Automatic investing accounts and interest checking accounts	6,457	4,620
Other financial investments	382	470
	8,733	5,097
Total short-term financial investments	12,216	6,800
Total cash and cash equivalents	12,700	7,372

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

4.2.	Marketable securities
	09.30.2020	12.31.2019
Fair value through profit or loss	560	875
Fair value through other comprehensive income	4	7
Amortized cost	145	64
Total	709	946
Current	670	888
Non-current	39	58

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

12

5.	Sales revenues
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Diesel	10,241	17,398	3,642	6,030
Gasoline	4,518	7,291	1,705	2,346
Liquefied petroleum gas	2,461	3,175	854	1,075
Jet fuel	1,113	2,852	187	928
Naphtha	1,364	1,247	434	352
Fuel oil (including bunker fuel)	540	772	152	227
Other oil products	1,915	2,582	722	915
Subtotal oil products	22,152	35,317	7,696	11,873
Natural gas	2,692	4,434	752	1,501
Renewables and nitrogen products	45	202	13	61
Breakage	368	508	134	174
Electricity	466	934	94	275
Services, agency and others	594	706	208	199
Domestic market	26,317	42,101	8,897	14,083
Exports	12,308	12,650	3,889	4,856
Sales abroad (*)	1,147	1,970	362	477
Foreign market	13,455	14,620	4,251	5,333
Sales revenues (**)	39,772	56,721	13,148	19,416

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 9.

In the nine-month periods ended September 30, 2020 and 2019, sales to BR Distribuidora represented more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1.	Remaining performance obligations

The Company is currently engaged in sales contracts with original expected duration of more than 1 year, with determined volume of goods or services, and respective payment terms for future sales.

The revenues will be recognized once goods are transferred and services are provided to customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The estimated remaining values of these contracts at September 30, 2020 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at September 30, 2020 or practiced in recent sales reflecting more directly observable information:

	Total	Expected recognition within 1 year
Domestic market
Gasoline	1,092	1,092
Diesel	2,110	2,110
Natural gas	10,799	911
Services and others	8,686	4,564
Naphtha	587	587
Electricity	2,950	613
Other oil products	22	22
Jet fuel	604	604
Foreign market
Exports	9,214	1,484
Total	36,064	11,987

13

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

5.2.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position at September 30, 2020 amounted to US$ 71 (US$ 128 as of December 31, 2019). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

6.	Costs and expenses by nature
6.1.	Cost of sales
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Raw material, products for resale, materials and third-party services (*)	(9,487)	(15,760)	(2,508)	(5,578)
Depreciation, depletion and amortization	(7,237)	(9,302)	(2,265)	(3,147)
Production taxes	(4,386)	(7,300)	(1,579)	(2,297)
Employee compensation	(1,701)	(2,506)	(516)	(833)
Total	(22,811)	(34,868)	(6,868)	(11,855)
(*) It Includes short-term leases and inventory turnover.

6.2.	Selling expenses
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Materials, third-party services, freight, rent and other related costs	(3,211)	(2,474)	(999)	(1,048)
Depreciation, depletion and amortization	(411)	(415)	(160)	(137)
Allowance for expected credit losses	(3)	(36)	27	(9)
Employee compensation	(131)	(165)	(43)	(58)
Total	(3,756)	(3,090)	(1,175)	(1,252)

6.3.	General and administrative expenses
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Employee compensation	(742)	(1,115)	(228)	(361)
Materials, third-party services, freight, rent and other related costs	(190)	(391)	(54)	(111)
Depreciation, depletion and amortization	(79)	(124)	(27)	(35)
Total	(1,011)	(1,630)	(309)	(507)

14

7.	Other income and expenses
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Unscheduled stoppages and pre-operating expenses	(1,107)	(999)	(292)	(290)
Voluntary Separation Plan - PDV	(1,022)	(153)	(78)	(68)
Pension and medical benefits - retirees	(699)	(1,042)	(211)	(340)
Gains / (losses) related to legal, administrative and arbitration proceedings	(390)	(1,488)	(225)	(922)
Gains/(losses) with Commodities Derivatives	(301)	(314)	(48)	64
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(43)	(34)	(43)	-
PIS and COFINS credit - exclusion of ICMS (VAT tax) from the basis of calculation	1,478	-	-	-
Equalization of expenses - Production Individualization Agreements	709	25	(136)	33
Expenses/Reimbursements from E&P partnership operations	429	230	170	134
Early termination and cash outflows revision of lease agreements	173	(2)	26	(1)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	133	5,425	218	(163)
Amounts recovered from Lava Jato investigation	101	191	16	112
Fines imposed on suppliers	84	225	21	146
Variable compensation program	15	(493)	(14)	(288)
Others	160	(35)	74	237
Total	(280)	1,536	(522)	(1,346)

8.	Net finance income (expense)
	Jan-Sep/2020	Jan-Sep/2019	Jul-Sep/2020	Jul-Sep/2019
Finance income	406	928	124	339
Income from investments and marketable securities (Government Bonds)	166	399	47	160
Discount and premium on repurchase of debt securities	2	5	1	2
Gains from signed agreements (electric sector)	−	79	−	(1)
Other income, net	238	445	76	178
Finance expenses	(4,570)	(5,793)	(1,814)	(2,425)
Interest on finance debt	(2,825)	(3,831)	(971)	(1,284)
Unwinding of discount on lease liabilities	(994)	(1,154)	(342)	(369)
Discount and premium on repurchase of debt securities	(783)	(850)	(521)	(665)
Capitalized borrowing costs	707	1,007	213	314
Unwinding of discount on the provision for decommissioning costs	(499)	(605)	(147)	(194)
Other finance expenses and income, net	(176)	(360)	(46)	(227)
Foreign exchange gains (losses) and indexation charges	(6,830)	(2,297)	(2,496)	(654)
Foreign exchange gains (losses) (*)	(5,127)	(215)	(1,351)	6
Reclassification of hedge accounting to the Statement of Income (*)	(3,586)	(2,240)	(1,143)	(746)
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	1,780	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	103	158	(2)	86
Total	(10,994)	(7,162)	(4,186)	(2,740)
(*) For more information, see note 30.2.

15

9.	Net income by operating segment

Consolidated Statement of Income by operating segment
	Jul-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	9,358	11,955	1,582	226	(9,973)	13,148
Intersegments	9,141	171	593	68	(9,973)	−
Third parties	217	11,784	989	158	-	13,148
Cost of sales	(4,657)	(10,343)	(761)	(203)	9,096	(6,868)
Gross profit (loss)	4,701	1,612	821	23	(877)	6,280
Income (expenses)	(612)	(856)	(513)	(765)	(5)	(2,751)
Selling	-	(671)	(493)	(6)	(5)	(1,175)
General and administrative	(28)	(48)	(21)	(212)	-	(309)
Exploration costs	(268)	-	-	-	-	(268)
Research and development	(63)	(2)	(1)	(26)	-	(92)
Other taxes	(370)	2	(7)	(23)	-	(398)
Impairment of assets	(13)	-	32	(6)	-	13
Other income and expenses	130	(137)	(23)	(492)	-	(522)
Net income / (loss) before financial results and income taxes	4,089	756	308	(742)	(882)	3,529
Net finance income (expenses)	-	-	-	(4,186)	-	(4,186)
Results in equity-accounted investments	7	(105)	59	(129)	-	(168)
Net income / (loss) before income taxes	4,096	651	367	(5,057)	(882)	(825)
Income taxes	(1,390)	(257)	(104)	2,019	300	568
Net income from continuing operations for the period	2,706	394	263	(3,038)	(582)	(257)
Attributable to:
Shareholders of Petrobras	2,707	403	244	(3,008)	(582)	(236)
Non-controlling interests	(1)	(9)	19	(30)	−	(21)
	2,706	394	263	(3,038)	(582)	(257)

16

Consolidated Statement of Income by operating segment
	Jan-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	25,400	35,696	5,469	627	(27,420)	39,772
Intersegments	24,752	623	1,881	164	(27,420)	−
Third parties	648	35,073	3,588	463	-	39,772
Cost of sales	(14,069)	(33,169)	(2,716)	(601)	27,744	(22,811)
Gross profit (loss)	11,331	2,527	2,753	26	324	16,961
Income (expenses)	(13,991)	(3,074)	(1,840)	(934)	(19)	(19,858)
Selling	-	(2,016)	(1,706)	(16)	(18)	(3,756)
General and administrative	(131)	(159)	(67)	(654)	-	(1,011)
Exploration costs	(437)	-	-	-	-	(437)
Research and development	(166)	(8)	(4)	(77)	-	(255)
Other taxes	(460)	(87)	(19)	(195)	-	(761)
Impairment of assets	(13,180)	(43)	32	(167)	-	(13,358)
Other income and expenses	383	(761)	(76)	175	(1)	(280)
Net income / (loss) before financial results and income taxes	(2,660)	(547)	913	(908)	305	(2,897)
Net finance income (expenses)	-	-	-	(10,994)	-	(10,994)
Results in equity-accounted investments	(157)	(549)	82	(53)	-	(677)
Net income / (loss) before income taxes	(2,817)	(1,096)	995	(11,955)	305	(14,568)
Income taxes	904	186	(310)	3,222	(103)	3,899
Net income from continuing operations for the period	(1,913)	(910)	685	(8,733)	202	(10,669)
Attributable to:
Shareholders of Petrobras	(1,910)	(865)	627	(8,422)	202	(10,368)
Non-controlling interests	(3)	(45)	58	(311)	−	(301)
	(1,913)	(910)	685	(8,733)	202	(10,669)

17

Consolidated Statement of Income by operating segment
	Jul-Sep/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	12,551	17,124	2,961	284	(13,504)	19,416
Intersegments	12,278	1,439	885	48	(13,504)	1,146
Third parties	273	15,685	2,076	236	-	18,270
Cost of sales	(6,798)	(15,888)	(2,035)	(270)	13,136	(11,855)
Gross profit (loss)	5,753	1,236	926	14	(368)	7,561
Income (expenses)	(1,273)	(973)	(631)	(1,190)	(2)	(4,069)
Selling	1	(531)	(718)	(4)	-	(1,252)
General and administrative	(83)	(85)	(32)	(308)	1	(507)
Exploration costs	(70)	-	-	-	-	(70)
Research and development	(100)	(2)	(3)	(41)	-	(146)
Other taxes	(19)	(35)	(9)	(78)	-	(141)
Impairment of assets	(590)	(13)	(4)	-	-	(607)
Other income and expenses	(412)	(307)	135	(759)	(3)	(1,346)
Net income / (loss) before financial results and income taxes	4,480	263	295	(1,176)	(370)	3,492
Net finance income (expenses)	-	-	-	(2,740)	-	(2,740)
Results in equity-accounted investments	21	(68)	42	117	-	112
Net income / (loss) before income taxes	4,501	195	337	(3,799)	(370)	864
Income taxes	(1,522)	(89)	(100)	594	125	(992)
Net income from continuing operations for the period	2,979	106	237	(3,205)	(245)	(128)
Net income from discontinued operations for the period	-	-	(5)	2,361	-	2,356
Net income for the period	2,979	106	232	(844)	(245)	2,228
Net income attributable to shareholders of Petrobras	2,979	121	198	(763)	(245)	2,290
Net income from continuing operations	2,979	121	203	(3,114)	(245)	(56)
Net income from discontinued operations	-	-	(5)	2,351	-	2,346
Non-controlling interests	−	(15)	34	(81)	−	(62)
Net income from continuing operations	-	(15)	33	(90)	-	(72)
Net income from discontinued operations	-	-	1	9	-	10
	2,979	106	232	(844)	(245)	2,228

18

Consolidated Statement of Income by operating segment
	Jan-Sep/2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	36,594	49,932	8,744	923	(39,472)	56,721
Intersegments	35,853	9,063	2,639	158	(39,472)	8,241
Third parties	741	40,869	6,105	765	-	48,480
Cost of sales	(20,427)	(45,918)	(5,938)	(886)	38,301	(34,868)
Gross profit (loss)	16,167	4,014	2,806	37	(1,171)	21,853
Income (expenses)	(2,400)	(2,772)	3,779	(3,470)	(22)	(4,885)
Selling	-	(1,486)	(1,563)	(24)	(17)	(3,090)
General and administrative	(238)	(262)	(106)	(1,025)	1	(1,630)
Exploration costs	(344)	-	-	-	-	(344)
Research and development	(298)	(9)	(10)	(113)	-	(430)
Other taxes	(48)	(71)	(33)	(148)	-	(300)
Impairment of assets	(307)	(316)	(4)	-	-	(627)
Other income and expenses	(1,165)	(628)	5,495	(2,160)	(6)	1,536
Net income / (loss) before financial results and income taxes	13,767	1,242	6,585	(3,433)	(1,193)	16,968
Net finance income (expenses)	-	-	-	(7,162)	-	(7,162)
Results in equity-accounted investments	94	72	86	111	-	363
Net income / (loss) before income taxes	13,861	1,314	6,671	(10,484)	(1,193)	10,169
Income taxes	(4,680)	(422)	(2,238)	2,494	405	(4,441)
Net income from continuing operations for the period	9,181	892	4,433	(7,990)	(788)	5,728
Net income from discontinued operations for the period	-	-	3	2,557	-	2,560
Net income for the period	9,181	892	4,436	(5,433)	(788)	8,288

Net income attributable to shareholders of Petrobras	9,184	913	4,336	(5,475)	(788)	8,170
Net income from continuing operations	9,184	913	4,335	(7,965)	(788)	5,679
Net income from discontinued operations	-	-	1	2,490	-	2,491
Non-controlling interests	(3)	(21)	100	42	−	118
Net income from continuing operations	(3)	(21)	97	(24)	-	49
Net income from discontinued operations	-	-	3	66	-	69
	9,181	892	4,436	(5,433)	(788)	8,288

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR, which is presented as discontinued operation within Corporate and other business.

19

10.	Trade and other receivables
10.1.	Trade and other receivables, net
	09.30.2020	12.31.2019
Receivables from contracts with customers
Third parties	3,211	4,481
Related parties
Investees (note 31.1)	422	794
Receivables from the electricity sector	183	334
Subtotal	3,816	5,609
Other trade receivables
Third parties
Receivables from divestments (*)	1,476	1,434
Lease receivables	477	482
Other receivables	717	831
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 31.2)	220	304
Subtotal	2,890	3,051
Total trade receivables	6,706	8,660
Expected credit losses (ECL) - Third parties	(2,099)	(2,286)
Expected credit losses (ECL) - Related parties	(36)	(45)
Total trade receivables, net	4,571	6,329
Current	2,288	3,762
Non-current	2,283	2,567
(*) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 440 as of September 30, 2020 (US$ 357 as of December 31, 2019).

10.2.	Aging of trade and other receivables – third parties
	09.30.2020		12.31.2019
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	3,555	(114)	4,658	(142)
Overdue:
1-90 days	174	(10)	251	(38)
91-180 days	37	(20)	24	(8)
181-365 days	58	(22)	49	(13)
More than 365 days	2,057	(1,933)	2,245	(2,086)
Total	5,881	(2,099)	7,227	(2,287)

20

10.3.	Changes in provision for expected credit losses
	Jan-Sep/2020	Jan-Dec/2019
Opening balance	2,331	4,305
Additions	182	217
Write-offs	(61)	(1,241)
Reversals	(3)	-
Transfer of assets held for sale	-	(871)
Cumulative translation adjustment	(314)	(79)
Closing balance	2,135	2,331
	-	-
Current	898	1,103
Non-current	1,237	1,228

In 2020, the additions include a provision of US$ 67 on receivables in foreign currency, resulting from the 40% exchange rate devaluation in the nine-month period ended September 30, 2020, as well as the recording of a supplementary provision arising from the effects of the COVID-19 on the economy (US$ 15).

In the year ended December 31, 2019, the write-offs primarily relate to the termination of a lawsuit relating to the electricity sector.

11.	Inventories
	09.30.2020	12.31.2019
Crude oil	2,121	3,905
Oil products	1,705	2,274
Intermediate products	389	586
Natural gas and Liquefied Natural Gas (LNG)	76	173
Biofuels	16	28
Fertilizers	10	28
Total products	4,317	6,994
Materials, supplies and others	964	1,195
Total	5,281	8,189

In the nine-month period ended September 30, 2020, the Company recognized a US$ 375 loss within cost of sales, adjusting inventories to net realizable value (a US$ 6 loss within cost of sales in the nine-month period ended September 30, 2019) primarily due to changes in international prices of crude oil and oil products.

At September 30, 2020, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, presenting no significant changes when compared to the amount reported at December 31, 2019.

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12.	Taxes
12.1.	Income taxes and other taxes
Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Taxes in Brazil
Income taxes	333	2,485	71	71	-	-
Income taxes - Tax settlement programs	-	-	48	57	337	504
	333	2,485	119	128	337	504
Taxes abroad	142	8	12	148	-	-
Total	475	2,493	131	276	337	504
(*) See note 20.2 for detailed information.

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Taxes in Brazil
Current / Non-current ICMS (VAT)	395	555	344	364	878	759	-	-
Current / Non-current PIS and COFINS	312	417	1,946	2,591	1,139	252	37	44
Claim to recover PIS and COFINS	-	-	626	820	-	-	-	-
PIS and COFINS - exclusion of ICMS (VAT tax) from the basis of calculation	3,005	-	-	-	-	-	-	-
CIDE	3	31	-	-	34	45	-	-
Production taxes	-	-	-	-	1,045	1,929	112	266
Withholding income taxes	-	-	-	-	61	232	-	-
Others	29	31	125	153	99	189	201	225
Total in Brazil	3,744	1,034	3,041	3,928	3,256	3,406	350	535
Taxes abroad	10	17	9	11	14	18	-	-
Total	3,754	1,051	3,050	3,939	3,270	3,424	350	535
(*) Other non-current taxes are classified as other non-current liabilities.

12.2.	Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In June 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, recognizing US$ 3,091 (R$ 16,925 million) as other recoverable taxes. These sales taxes credits refer to overpaid amounts, from October 2001 to August 2020, most of it preceding the use of digital fiscal bookkeeping (SPED), resulting in complex calculation of the amounts reclaimable by the Company.

Of this amount, a US$ 1,477 gain for the recovery of taxes was accounted for within other income and expenses, a US$ 1,780 gain for the inflation indexation within net finance income (expense), and the remaining balance within cumulative translation adjustments. In addition, the Company accounted for an US$ 83 expense within other taxes and an US$ 1,079 expense within income taxes.

This tax recovery will be made through deductions of future amounts payable of federal taxes, indexed to the SELIC interest rate. At September 30, 2020, the unused credit amounts to US$ 3,005 (R$ 16,950 million). In October, the Company had already realized US$ 420 (R$ 2,371 million) relating to PIS, and the remaining balance is expected to be used within twelve months.

22

12.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

State of Rio de Janeiro

On October 1, 2020, the Company’s Board of Directors approved an agreement with the tax authority of the state of Rio de Janeiro aiming at reducing fines and interest on taxes claimed by the state. The agreement, based on ICMS Agreement 51/2020 and Law RJ 9,041 / 2020, allows a 90% reduction of the amounts due as fine and interest, resulting in a disbursement by Petrobras to the state of Rio de Janeiro of approximately US$ 320.

This agreement will allow the settlement of contingencies related to the collection of ICMS and fines in the domestic consumption operations of diesel oil used by the maritime units chartered by the Company, considering the approval, in the same legal provision, of a reduction of the ICMS calculation base for 4.5% in internal supplies of marine diesel oil, instead of the previous rate of 12%, reaching a definitive solution to the cause of these contingencies. The disbursement will occur 50% in cash and the remainder in installments until December 2020.

State of Espírito Santo

On the same date, the Board of Directors approved the adhesion to a remission and amnesty program with the State of Espírito Santo, entered into under the terms of the ICMS Agreement 146/2019 and Decree 4,709-R / 2020, upon payment of US$ 35 in October 2020, to settle tax claims arising from differences in the appropriation of ICMS credits on property, plant and equipment and from differences in ICMS in oil and oil products operations. In addition, the presumed ICMS credit system will be implemented, based on the ICMS the agreement, providing a definitive solution to this dispute.

A summary of the agreements is presented below:

State	State Law/Decree n°	Benefits received	Claimed Amount (*)	Reduction Benefit	Amount to be paid after benefit
RJ	9041/2020	Reduction of 90% of interest and 90% of the fines related to tax credits	551	(232)	320
ES	4709-R/2020	50% of tax remission, 90% of fines and interest	139	(104)	35
			690	(336)	355
(*) US$ 565 refers to previous disputes for which the likelihood of losses were deemed possible and US$ 125 refers to self-denunciation.

Accordingly, on September 30, 2020, a provision of US$ 355 was recognized in current liabilities, of which US$ 358 as other taxes, US$ 13 as finance expenses and the balance as cumulative translation adjustment.

23

12.4.	Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

Balance at January 1, 2019	2,026
Recognized in the statement of income for the year	(2,798)
Recognized in the statement of income of discontinued operation (*)	(612)
Recognized in shareholders’ equity	1,617
Cumulative translation adjustment	58
Use of tax credits	(329)
Transfers to held for sale	(276)
Others	(58)
Balance at December 31, 2019	(372)
Recognized in the statement of income for the period	4,186
Recognized in shareholders’ equity	7,349
Cumulative translation adjustment	(1,357)
Use of tax credits	(60)
Transfers to held for sale	8
Others	9
Balance at September 30, 2020	9,763
Deferred tax assets	1,388
Deferred tax liabilities	(1,760)
Balance at December 31, 2019	(372)
Deferred tax assets	9,902
Deferred tax liabilities	(139)
Balance at September 30, 2020	9,763

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The Company conducts annual analysis to determine the recognition of deferred tax assets in the financial statements. Exceptionally, due to the COVID-19 pandemic and its impacts on the Company's operations, this study was carried out in each quarter of 2020, based on the main assumptions such as Brent prices and exchange rate on the Strategic Plan 2021-2025 approved by the Board of Directors. The quarterly revision confirmed the existence of future taxable profits to support the maintenance of deferred tax assets, with realization expected to occur from 2021 to 2027.

The balance of deferred tax assets increased in the the nine-month period ended September 30, 2020 mainly due to: (i) the foreign exchange variation on finance debt recorded in other comprehensive income, relating to the hedge accounting (US$ 7,804); (II) impairment losses (US$ 4,229); and (iii) tax loss carry forwards (US$ 1,531). This increase was partially offset by deferred tax assets relating to changes in property, plant and equipment (US$ 911).

12.5.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

24

	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Net income before income taxes	(14,566)	10,169	(823)	864
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	4,953	(3,458)	281	(294)
· Tax benefits from the deduction of interest on capital distribution	1	335	1	223
· Different jurisdictional tax rates for companies abroad	407	621	702	(81)
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(696)	(109)	(201)	(26)
· Tax incentives	(10)	345	95	67
· Tax loss carryforwards (unrecognized tax losses)	(216)	(634)	(10)	(540)
· Non-taxable income (non-deductible expenses), net (**)	(524)	(1,601)	(267)	(354)
· Others	(16)	60	(33)	13
Income taxes expense	3,899	(4,441)	568	(992)
Deferred income taxes	4,186	(2,867)	572	(1,183)
Current income taxes	(287)	(1,574)	(4)	191
Total	3,899	(4,441)	568	(992)

Effective tax rate of income taxes	26.8%	43.7%	69.0%	114.8%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments, expenses relating to health care plan and provisions for legal proceedings.

13.	Employee benefits
	09.30.2020	12.31.2019
Accrued vacation pay	643	660
Profit sharing	22	16
Employees variable compensation program	330	655
Voluntary Severance Program (PDV)	930	140
Salaries and related charges	278	212
Total	2,203	1,683
Current	1,881	1,645
Non-current	323	38

13.1.	Performance Award Program (PPP)

In the first quarter of 2020, the Company paid US$ 147 based on the 2019 earnings, and a final payment is expected to occur by December 2020.

On April 28, 2020, the Company’s Board of Directors approved the program for 2020, which will be paid in case the Company presents annual net income, as well as the achievement of corporate performance metrics, individual employee performance and results of the areas.

Due to the loss in the nine-month period ended September 30, 2020, the Company recognized no provision for this program.

13.2.	Voluntary Severance Programs and Incentive Retirement Program

As of September 30, 2020, the Company has four voluntary severance programs (PDV) and one Incentive Retirement Program (PAI), whose enrollment deadline ended in September 2020, totaling 11,005 enrollments:

i.	PDV 2019 for retired employees under the Brazilian Social Security Institute (INSS) by June 2020;
ii.	PDV specific for employees of divestment units;
iii.	PDV exclusively for corporate employees;
iv.	PAI aimed at employees who are currently eligible to retire under INSS; and
v.	PDV for employees of wholly owned subsidiary Transpetro.

Changes in the provision for expenses relating to voluntary severance programs implemented by the Company are set out as follows:

25

	Jan-Sep/2020	Jan-Dec/2019
Opening Balance	140	35
Discontinued operations	−	(21)
Enrollments	1,066	200
Revision of provisions	(45)	(2)
Separations in the period	(145)	(71)
Cumulative translation adjustment	(86)	(1)
Closing Balance	930	140
Current	607	98
Non-current	323	42

On April 7, 2020, the Board of Directors approved adjustments to the current programs, triggering an additional provision amounting to US$ 311 in the second quarter of 2020, relating to the public enrolled by June 2020. On the same date, it also approved a new severance program aimed at employees who are eligible to retire under the public pension program (PAI) and, after the promulgation of the public pension reform in the second half of 2019, were unable to participate in PDV 2019 (enrollments from May 6 to July 31, 2020).

Recognition of the provision for expenses occur as employees enroll to the programs.

The expected impact of the provisions on the Company's cash will not be immediate in 2020, but will be diluted over the next three years, according to the expected termination date. In addition, the Company chose to disburse the severance payments in two installments, one at the time of termination and the other in July 2021 or one year after the termination, whichever is later.

14.	Post-employment benefits
	09.30.2020	12.31.2019
Liabilities
Petros Pension Plan - Renegotiated (PPSP-R)	5,435	10,231
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,569	3,264
Petros Pension Plan - Renegotiated - Pre-70	1,300	−
Petros Pension Plan - Non-renegotiated - Pre-70	929	−
Petros 2 Pension Plan	452	989
AMS Medical Plan	7,955	11,986
Other plans	18	24
Total	17,658	26,494
Current	680	887
Non-current	16,978	25,607

14.1.	Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

Financial statements for the PPSP-R and PPSP-NR plans for 2019 were approved by the Executive Council of Petros on March 18, 2020, presenting an accumulated deficit of US$ 573 (R$ 2,309 million) and US$ 271 (R$ 1,093 million), respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already considered in the Company’s audited financial statements ended December 31, 2019.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros as of December 31, 2019, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

26

		2019
	PPSP-R	PPSP-NR
Deficit registered by Petros	573	271
Financial assumptions	3,326	906
Ordinary and extraordinary sponsor contributions	3,305	811
Changes in fair value of plan assets (*)	2,217	1,193
Others (including Actuarial valuation method)	810	83
Net actuarial liability registered by the Company	10,231	3,264
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New Deficit Settlement Plan (New PED)

On April 28, 2020, the New Deficit Settlement Plan for the PPSP-R and PPSP-NR was approved, with changes in regulation regarding the reduction of the lump sum death benefit by the Secretariat of Management and Governance of the State-owned Companies (SEST) and, on May 5, 2020, the Superintendency of Post-retirement Benefits (PREVIC) approved it.

The New PED, which covers 2015 and 2018 deficits and incorporates 2019 results, amounts to US$ 6.5 billion (R$ 33.7 billion) as of December 31, 2019. Of the total amount, US$ 2,852 (R$ 15,620 million) will be paid by Petrobras, in compliance with contributory parity provided for by relevant legislation, of which US$ 2,477 (R$ 13,566 million) will be paid through lifelong additional contributions and US$ 304 (R$ 2,054 million) of Company’s contribution will be paid in installments over 20 years as a counterpart for the reduction of the lump sum death benefit (see below for information about the debt instrument).

The rest of the deficit will be paid by other sponsors and participants of the PPSP-R and PPSP-NR plans.

The current model differs from that applied in PED-2015, aiming at reducing the additional contributions of most of the participants by: (i) extending the collection time from 18 years to a lifetime; (ii) fixed contribution rates; (iii) the institution of an annual contribution of 30% on the 13th salary; and (iv) the reduction in the amount of the lump sum death benefit.

The New PED sets forth changes is some rights and the regulation of the PPSP-R and PPSP-NR, in accordance with Resolution 25 of CGPAR (Commission for Corporate Governance and Administration of Participation of the Brazilian Federal Government), of December 6, 2018 which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

The main changes in the regulation were: (i) on the computation of the lump sum death benefit; (ii) retirement independent from being retired by the INSS, (iii) on the computation of the benefit and (iv) readjustment by the IPCA inflation rate (consumer price index). Except for item (i), these changes are only applicable to active participants without acquired rights (employees who did not retire by the INSS before its regulation was amended).

Intermediate revision of the PPSP-R and PPSP-NR plans

Following the approval of the New PED, in May 2020, which included amendment to the regulations, as well as provided for the Company’s contribution for the equalization of the deficit, the actuarial liabilities of the PPSP-R and PPSP-NR plans were reduced by US$ 269, due to:

(i)	a US$ 9 gain in profit or loss, relating to the cost of past service, of which a US$ 431 gain relates to the reduction in the lump sum death benefit, a US$ 364 loss relates to the contribution for the equalization of the deficit, and a US$ 57 loss relates to other changes in the regulation of these plans;
(ii)	a US$ 264 gain within other comprehensive income, relating mainly to the increase in the discount rate, partially offset by the decrease on the value of plan assets and for the recalculation of additional contributions.

Changes in the cost of past service results from the changes in the regulations of the plans, mainly the reduction on the lump sum death benefit, retirement independent from being retired by the INSS, as well as the establishment of a reference unit for the plan (UR), which sets a single value of US$ 0.7 thousand (R$ 4 thousand) , adjusted annually by the IPCA (National Consumer Price Index), to determine the value of the Petros supplementation, replacing the previous rule which was based on an estimation of INSS retirement of active participants without acquired rights.

The average duration of the actuarial liabilities of the PPSP-R and PPSP-NR plans, on May 31, 2020, was 13.14 years and 12.34 years, respectively (13.78 years and 11.05 years on December 31 2019, respectively).

a)                Debt instrument

27

On June 30, 2020, the Company signed a Debt instrument with Petros, relating to the New PED, in the amount of US$ 304, calculated based on the Previc rules, referring to the contribution for the equalization of the deficit of the PPSP-R and PPSP-NR plans, foreseen in the New PED, equivalent to the reduction of the lump sum death benefit. This contribution differs from the actuarial liability reduction amount of US$ 359, mainly due to differences in assumptions.

The debt instrument will be paid in 40 semiannual installments for a period of up to 20 years and updated by interest and IPCA, with the payment scheduled to start in January 2021.

As of September 30, 2020, the balance of the debt instrument amount to US$ 375 (R$ 2,115 million).

b)               Plan assets of PPSP-R and PPSP-NR

The balance of plan assets, considered in the intermediate review as of May 31, 2020, of the PPSP-R and PPSP-NR plans, in the amount of US$ 7,018 and US$ 1,816 (US$ 10,688 and US$ 2,691 as of December 31, 2019, respectively), had a reduction in relation to 2019 due to the depreciation of investments linked to the index of the Brazilian stock exchange (Ibovespa) and to the index of Brazilian Federal Government bonds indexed to inflation (IMAB5 +).

The assets are mainly represented by investments in fixed income and variable income, according to the allocation limit provided for in the current regulation.

c)                Actuarial liabilities of other plans

Due to the intermediate review for the PPSP-R and PPSP-NR plans, the Company update the net actuarial liabilities of the other plans, as of May 2020, using the new discount rate, given its representativeness in the value of the total obligation, in order to obtain uniformity between the plans, using the sensitivity analysis for 2019 (effect of the discount rate variation on the obligation) as a parameter, as well as plan assets as of May 2020. This update resulted in a reduction on the actuarial liabilities and a gain accounted for within other comprehensive income, amounting to US$ 1,419, mainly due to the increase in the discount rate.

d)               Actuarial assumptions

The actuarial assumptions used to carry out the intermediate revision of May 2020, compared with those adopted in the revision of December 2019, were revised and have not changed, except for the assumptions presented below:

				May-2020				12.31.2019
	PPSP-R	PPSP-NR	PP2	AMS	PPSP-R	PPSP-NR	PP2	AMS
Discount rate (excluding inflation)	4.18%	4.12%	4.56%	4.34%	3.40%	3.37%	3.56%	3.46%

Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

Changes in the net defined benefits are set out as follows:

28

	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Balance at January 1, 2019	7,152	2,880	411	12,236	71	22,750
Discontinued operations	(399)	(176)	(17)	(651)	(1)	(1,244)
Remeasurement effects recognized in other comprehensive income	4,155	815	527	89	3	5,589
Current service cost	51	6	40	208	2	307
Interest income and expenses	510	205	35	1,024	5	1,779
Contributions paid	(340)	(107)	-	(442)	(7)	(897)
Payments related to Term of financial commitment	(717)	(269)	-	-	-	(985)
Others	-	-	-	-	(48)	(48)
Cumulative Translation Adjustment	(181)	(90)	(7)	(478)	(1)	(757)
Balance at December 31, 2019	10,231	3,264	989	11,986	24	26,494
Current	348	163	−	376	−	887
Non-current	9,883	3,101	989	11,610	24	25,607
Balance at December 31, 2019	10,231	3,264	989	11,986	24	26,494
Remeasurement effects recognized in other comprehensive income
(Gains) / Losses - financial assumptions	(182)	(112)	(348)	(1,067)	(4)	(1,713)
(Gains) / Losses - experience - extraordinary contributions	54	87	-	-	-	141
Experience (gains) / losses	(421)	310	-	-	-	(111)
Debt instrument - contribution for the equalization of the deficit	212	97	−	−	−	309
Cost of past service - regulation change	-	−	−	−	−	−
Reduction in the lump sum death benefit	(241)	(111)	−	−	−	(352)
Other changes	32	15	−	−	−	47
Current service cost	4	0	53	169	−	226
Interest income and expenses	287	112	51	492	3	945
Contributions paid	(201)	(63)	-	(220)	(1)	(485)
Payments related to Term of financial commitment	(173)	(163)	-	-	-	(336)
Others	1	(1)	-	-	(1)	(1)
Cumulative Translation Adjustment	(2,870)	(937)	(293)	(3,404)	(2)	(7,506)
Balance at September 30, 2020	6,733	2,498	452	7,956	19	17,658
Current	279	132	-	269	-	680
Non-current	6,454	2,366	452	7,687	19	16,978
Balance at September 30, 2020	6,733	2,498	452	7,956	19	17,658
(*) It includes PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

The US$ 1,713 net actuarial gain on the financial assumption arises from the increase of the discount rate on the actuarial liabilities (a US$ 3,133 gain), net of a US$ 1,420 loss resulting from the return rate of assets below the discount rate, mainly PPSP-R and PPSP-NR.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

29

	Pension Plans			Medical Plan
	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Related to active employees	42	28	91	313	2	476
Related to retired employees	252	85	13	348	1	699
Net costs for Jan-Sep/2020	294	113	104	661	3	1,175
Net costs for Jan-Sep/2019	427	161	58	936	5	1,587
Related to active employees	16	2	23	105	1	147
Related to retired employees	74	26	4	107	−	211
Net costs for Jul-Sep/2020	90	28	27	212	1	358
Net costs for Jul-Sep/2019	139	53	19	305	1	517

For the nine-month period ended September 30, 2,020, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 128 (US$ 175 for the same period of 2019) recognized in the statement of income. For the third quarter of 2020, the contribution was US$ 43 (US$ 58 for the same period of 2019).

15.	Provisions for legal proceedings
15.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
•	Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) lawsuits related to contracts; (iii) royalties and special participation charges, including royalties over shale extraction; and (iv) penalties applied by ANP relating to measurement systems.
•	Environmental claims regarding: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	09.30.2020	12.31.2019
Labor claims	655	895
Tax claims	432	463
Civil claims	676	1,523
Environmental claims	259	232
Total	2,022	3,113
Current liabilities	−	−
Non-current liabilities	2,022	3,113
(*) Amounts classified in other accounts and expenses payable in current

30

	Jan-Sep/2020	Jan-Dec/2019
Opening Balance	3,113	7,405
Additions, net of reversals	241	1,290
Use of provision	(657)	(5,332)
Accruals and charges	153	233
Transfer to assets held for sale	-	(289)
Others	28	22
Cumulative translation adjustment	(856)	(216)
Closing Balance	2,022	3,113

In preparing its consolidated financial statements for the nine-month period ended September 30, 2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main reductions in provisions for legal proceedings in the nine-month period ended September 30, 2020 relate to: (i) use of provision amounting to US$ 450 relating to Civil claims involving contractual issues; (ii) use of provision amounting to US$ 74 referring to the agreement approved by the STF in claim for compensation of loss of profit in a lawsuit filed by Sergás and the state of Sergipe; mainly offset by: (iii) US$ 80 relating to a provision for lawsuits involving refinery engineering contracts; (iv) US$ 74 probable loss in lawsuits involving environmental fines relating to the Company’s operation; (v) US$ 38 relating to a VAT collection action in certain refining operations; (vi) US$ 92 in fines for non-compliance with accessory state tax obligations.

15.2.	Judicial deposits
Non-current assets	09.30.2020	12.31.2019
Tax	4,738	5,926
Labor	789	1,056
Civil	958	1,082
Environmental	108	160
Others	88	12
Total	6,681	8,236

	Jan-Sep/2020	Jan-Dec/2019
Opening Balance	8,236	6,711
Additions	832	2,021
Use	(64)	(187)
Accruals and charges	139	329
Transfer to assets held for sale	-	(313)
Others	2	(1)
Cumulative translation adjustment	(2,464)	(324)
Closing Balance	6,681	8,236

In the nine-month period ended September 30, 2020, the Company made judicial deposits in the amount of US$ 832, including: (i) US$ 270 related to the chartering of platforms due to the legal dispute related to the IRRF; (ii) US$ 211 referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) US$ 158 relating to the Unification of Fields (Cernambi, Lula, Tartaruga Verde and Tartaruga Mestiça); and (iv) US$ 78 deposit as guarantee for a ship seizure operation.

15.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	09.30.2020	12.31.2019
Tax	22,506	32,376
Labor	7,417	9,734
Civil - General	3,761	5,977
Civil - Environmental	1,235	1,576
Total	34,919	49,663

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The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of ICMS by several states; and (v) collection of social security contributions over payments of bonuses.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit; and (iv) regulation agencies fines.
•	Environmental matters comprising indemnities for material and collective moral damages to the environment and environmental fines related to the Company operation.

In the nine-month period ended September 30, 2020, the main changes in the balance of contingent liabilities are related to the following reductions: (i) US$ 769 related to civil matters involving contractual issues; (ii) US$ 548 related to differences in ICMS rates on sales of jet fuel, for which the likelihood of losses is now deemed remote; (iii) US$ 443 related to notices of deficiency on ICMS (VAT tax) collection on natural gas imported from Bolivia, for which the likelihood of losses is now deemed remote; and (iv) US$ 593 related to notices of deficiency on ICMS (VAT tax) collection to the states of Rio de Janeiro and Espírito Santo after adhering to state amnesty programs, as set out in note 12.2.

15.4.	Legal proceedings relating to divestments

As of September 30, 2020, Petrobras is a defendant in certain lawsuits classified as possible loss arising from: (i) the sale of its 90% interest in Transportadora Associada de Gás (TAG) in April 2019 in the amount of US$ 718 (US$ 613 as of December 31, 2019) and (ii) the sale of the whole interest in Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe) in the amount of US$ 52 (US$ 2 as of December 31, 2019). The increase is mainly due to the new administrative proceedings, pending decision by the Federal Revenue of Brazil, questioning authorization for the use of certain credit taxes.

15.5.	Class action and related proceedings

Regarding the class action in the Netherlands, on January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the Company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' Class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation answered some questions raised by the Court on May 6, 2020, and Petrobras presented its defense on August 11, 2020.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Association.

As for the criminal actions in Argentina, related to an alleged fraudulent offer of securities, on September 14, 2020, the judge accepted the defense presented by the Company and decided that Petrobras could not be sued in a criminal case before the Argentine Justice. The Association appealed this decision, and the appeal is pending judgment.

15.6.	Arbitrations in Brazil

Petrobras is also currently a party to six arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded in B3. Five of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts uncovered in the Lava Jato investigation.

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These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations.

Depending on the outcome of these complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

Most of these arbitrations are still in the preliminary stages and a final decision is not expected in the near future. However, in relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued indicating the Company's responsibility, but not determining the payment of amounts by Petrobras, nor ending the procedure. This arbitration, as well as the other arbitrations in progress, are confidential and the partial arbitral award - which does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel - does not extend to the other ongoing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitral award, as the Company understands that the award contains serious flaws and improprieties. This lawsuit is still without any assessment on the merits of the case and its judgement is pending. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

Petrobras will continue to defend itself in this and other arbitrations.

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16.	Provision for decommissioning costs
Non-current liabilities	Jan-Sep/2020	Jan-Dec/2019
Opening balance	17,460	15,133
Adjustment to provision	12	5,642
Transfers related to liabilities held for sale (*)	(163)	(3,071)
Payments made	(290)	(502)
Interest accrued	436	699
Others	22	3
Cumulative translation adjustment	(4,993)	(444)
Closing balance	12,484	17,460
(*) In 2019, it includes transfers to held for sale related to the Campos basin; concessions in Rio Grande do Norte and Bahia states; Frade and Baúna fields, as set out in note 24.

The revision of the key assumptions of the Company's Strategic Plan, at March 31, 2020, as presented in note 3.3, did not result in material changes in the provision for the decommissioning costs, given the composition of its cost structure, basically in dollars.

17.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended September 30, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the the nine-month period ended September 30, 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 101, accounted for as other income and expenses (US$ 191 in the same period of 2019). Thus, the total cumulative amount recovered from the “Lava Jato” investigation through September 30, 2020 is US$ 1,233 (US$ 1,132 through December 31, 2019).

17.1.	U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

17.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

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18.	Property, plant and equipment
18.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2019	5,210	76,028	28,926	47,219	-	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	2,784	5,269	145	2,332	10,530
Additions to / review of estimates of decommissioning costs	-	-	-	5,497	-	5,497
Capitalized borrowing costs	-	-	1,336	-	-	1,336
Reimbursement under the Transfer of Rights Agreement	-	-	-	(8,319)	-	(8,319)
Write-offs	(3)	(92)	(293)	(407)	(21)	(816)
Transfers	478	6,055	(10,466)	4,879	126	1,072
Transfers to assets held for sale	(803)	(4,942)	(621)	(1,204)	(1,339)	(8,909)
Depreciation, amortization and depletion	(231)	(6,106)	-	(4,756)	(5,019)	(16,112)
Impairment recognition	(2)	(1,298)	(1,453)	(743)	(161)	(3,657)
Impairment reversal	-	236	80	459	-	775
Cumulative translation adjustment	(199)	(2,287)	(826)	(1,873)	(905)	(6,090)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Cost	6,856	119,993	21,952	70,647	26,440	245,888
Accumulated depreciation, amortization, depletion and impairment	(2,406)	(49,615)	-	(29,750)	(4,852)	(86,623)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	3,956	1,845	8	2,381	8,190
Additions to / review of estimates of decommissioning costs (note 16)	-	-	-	12	-	12
Capitalized borrowing costs	-	-	707	-	-	707
Write-offs	(4)	(25)	(120)	12	(7)	(144)
Transfers	(267)	1,016	(1,171)	729	(45)	262
Transfers to assets held for sale	-	(43)	(17)	(526)	-	(586)
Depreciation, amortization and depletion	(112)	(3,786)	-	(2,999)	(2,987)	(9,884)
Impairment recognition (note 20)	(5)	(6,850)	(2,921)	(3,317)	(331)	(13,424)
Impairment reversal (note 20)	-	36	-	-	-	36
Cumulative translation adjustment	(1,222)	(16,149)	(5,718)	(10,916)	(5,681)	(39,686)
Balance at September 30, 2020	2,840	48,533	14,557	23,900	14,918	104,748
Cost	5,033	96,912	23,998	53,084	21,246	200,273
Accumulated depreciation, amortization, depletion and impairment	(2,193)	(48,379)	(9,441)	(29,184)	(6,328)	(95,525)
Balance at September 30, 2020	2,840	48,533	14,557	23,900	14,918	104,748
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 25 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

The rights-of-use at September 30, 2020 comprise the following underlying assets:

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	Platforms	Vessels	Properties	Total
Balance at September 30, 2020	7,609	6,687	622	14,918
Cost	10,227	9,836	1,183	21,246
Accumulated depreciation, amortization and depletion	(2,618)	(3,149)	(561)	(6,328)
Adoption of IFRS 16	12,196	8,335	1,057	21,588
Cost	14,542	10,698	1,364	26,604
Accumulated depreciation, amortization and depletion	(2,346)	(2,363)	(307)	(5,016)

Agreements for the Equalization of Expenses and Volumes

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies (Shell, Petrogal, Repsol and Total) in E&P consortiums. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Tupi, Sépia, Atapu, Berbigão, Sururu, Albacora Leste and other fields.

Tupi, Sépia and Atapu

On April 30, 2020, Petrobras and partner companies in E&P consortiums in Tupi, Sépia and Atapu fields signed the Agreements for the Equalization of Expenses and Volumes (AEGV). Thus, on May 29, 2020, as a result of the increase in interest in these three consortiums, Petrobras received from partner companies the amount of US$ 441, in addition to US$ 284 in PP&E, totaling US$ 725 within other income and expenses.

Also as a result of these agreements, on May 1, 2020, the wholly owned subsidiary Petrobras Netherlands BV (PNBV) signed Share Purchase Agreements acquiring an additional interest in Tupi BV, for US$ 84, and an additional interest of at Iara BV (Atapu) for US$ 805, subject to price adjustments. The computation of the acquisition price was based on the fair value of the acquired assets and related liabilities, bringing a net increase of US$ 889 mainly in PP&E.

The price adjustment relating to the acquisition of interest in Tupi BV occurred on September 15, 2020, resulting in an additional payment of US$ 13, registered as property, plant and equipment.

Berbigão, Sururu, Albacora Leste and others

As of September 30, 2020, Petrobras has reimbursements payable amounting to US$ 50 (US$ 113 on December 31, 2019). In the nine-month period ended September 2020, the Company accounted for US$ 16 regarding reimbursements paid relating to these fields.

In the third quarter of 2020, the revision of estimates of these reimbursements payable, mainly Berbigão, resulted in a US$ 136 expense, accounted for within other income and expenses.

18.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2020, the capitalization rate was 6.05% p.a. (6.30% p.a. for the same period of 2019).

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19.	Intangible assets
19.1.	By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2019	2,330	272	203	2,805
Addition	1,339	74	-	1,413
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	15,341	-	-	15,341
Capitalized borrowing costs	-	4	-	4
Write-offs	(11)	(6)	-	(17)
Transfers	(83)	(47)	(137)	(267)
Amortization	(10)	(60)	-	(70)
Impairment recognition	(1)	-	-	(1)
Cumulative translation adjustment	263	5	(3)	265
Balance at December 31, 2019	19,168	242	63	19,473
Cost	19,290	1,469	63	20,822
Accumulated amortization	(122)	(1,227)	-	(1,349)
Balance at December 31, 2019	19,168	242	63	19,473
Addition	4	51	-	55
Write-offs	(171)	(3)	-	(174)
Transfers	(2)	(4)	-	(6)
Amortization	(6)	(44)	-	(50)
Impairment recognition	-	-	(6)	(6)
Cumulative translation adjustment	(5,457)	(68)	(9)	(5,534)
Balance at September 30, 2020	13,536	174	48	13,758
Cost	13,616	1,119	54	14,789
Accumulated amortization	(80)	(945)	(6)	(1,031)
Balance at September 30, 2020	13,536	174	48	13,758
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

The write-off mainly relates to Peroba exploratory block, for US$ 148.

20.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During the nine-month period ended September 30, 2020, two events triggered significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures aiming at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to revise, with the approval of its Board of Directors, the key assumptions of its current Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others. For the third quarter of 2020, the assumptions remain the same after the revision occurred in the first quarter. In addition, in order to identify relevant fluctuations between its planning cycles, the Company monitors realized prices comparing with its short-term price assumptions. In the third quarter of 2020, the Company did not identify any effects that would result in the modification of the assumptions used in previous quarters.

Estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. At September 30, 2020, there was no change in the Company's Strategic Plan portfolio or in the Company’s reserves that affect these unaudited consolidated interim financial statements.

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Under this scenario, the Company assessed the recoverability of the carrying amounts of its assets, when impairment losses were recognized in the amount of US$ 13,358 in the nine-month period ended September 30, 2020, primarily due to:

(i)	the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and
(ii)	the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

In the third quarter of 2020, Petrobras had impairment reversals amounting to US$ 13, mainly relating to:

(i)	onshore and shallow water fields transferred to held for sale (US$ 35); and
(ii)	fertilizer plants Fafen BA and Fafen SE due to lease agreements initiated this quarter (US$ 22).

These losses were partially offset by impairment losses on Camarupim field (US$ 48), due to the decision to cease this operation (as set out in note 3.3).

The table below shows the impairment losses recognized within the statement of income in the nine-month period ended September 30, 2020 and 2019:

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
				Jan-Sep/2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	32,393	20,794	(13,202)	E&P - Brazil	item (a1)
Others	192	29	(193)	Several	item (b)
			(13,395)

Assets classified as held for sale
Producing properties relating to oil and gas activities	15	54	37	E&P - Brazil	item 20.3
Total			(13,358)
	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
				Jan-Sep/2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	1,921	465	227	E&P - Brazil	item (a2)
Oil and gas production and drilling equipment in Brazil	304	−	(319)	E&P - Brazil	item (c)
Drillship NS-30	333	63	(286)	E&P - Abroad	item (d)
Comperj	255	−	(272)	RTM - Brazil	item (e)
Others	−	−	(4)	Several
			(654)
Assets classified as held for sale
Others	−	−	27	Several
Total			(627)
(*) It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.

20.1.	Impairment of property, plant and equipment and intangible assets

20.1.1.  Revision of Cash Generating Units

During the nine-month period ended September 30, 2020, management identified and assessed the following changes in E&P Segment:

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i.	CGU North group – exclusion of platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro, Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms;
ii.	CGU Fazenda Alegre group - exclusion of fields Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Fazenda São Jorge, Inhambu, Jacutinga, Lagoa Bonita, Seriema e Tabuiaiá. Currently, this CGU is formed by Cancã and Fazenda Alegre fields.

20.1.2.  Planning assumptions used in impairment testing

The cash flow projections used to measure the value in use of the CGUs at March 31, 2020, approved by the Company’s Board of Directors, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

	2021	2022	2023	2024	2025	Long term Average
Average Brent (US$/barrel)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/barrel)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	3.85	3.79	3.75	3.72	3.7	3.6

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expects a lower level of demand in the long-term, taking into account:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which the Company believes may become permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
•	oil-consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3.  Information on the main impairment losses

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – Jan-Sep/2020

Impairment assessment for producing properties in Brazil resulted in US$ 13,202 impairment losses in the nine-month period ended September 30, 2020 (US$ 48 in the third quarter of 2020). Cash flow projections were based on financial budgets/forecasts approved by management in the first quarter of 2020, and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 7.3% p.a. at March 31, 2020 (6.7% p.a. at December 31, 2019). This amount comprises:

(i)	Impairment losses in the amount of US$ 11,846 in the nine-month period ended September 30, 2020 (US$ 48 in the third quarter of 2020) mainly related to the following CGUs and corporate assets that provide service in these fields, reflecting the new key assumptions for the medium and long-term vision, mainly drop in Brent prices, depreciation of the Brazilian real against the U.S. dollar and retractions in Brazilian GDP and oil demand;
39

CGU	Basin	Area	Impairment
Roncador	Campos basin	Post-Salt	(3,409)
Marlim Sul	Campos basin	Post-Salt	(2,399)
North group	Campos basin	Post-Salt	(2,038)
Albacora Leste	Campos basin	Post-Salt	(621)
Berbigão-Sururu group	Santos basin	Pre-Salt	(449)
CVIT group	Espírito Santo basin	Post-Salt	(319)
Mexilhão	Santos basin	Post-Salt	(207)
Parque das Baleias group	Santos basin	Pre-Salt	(187)
Sapinhoá group	Santos basin	Pre-Salt	(144)
Papa-Terra	Campos basin	Post-Salt	(141)
Araçás	Recôncavo basin	Onshore and shallow-water	(123)
Carmópolis	Sergipe basin	Onshore and shallow-water	(120)
Uruguá group	Santos basin	Post-Salt	(104)
Others	Several	Several	(1,585)
Total			(11,846)

From these CGUs, CVIT group, Papa-Terra and Uruguá group had additional impairments to the ones accounted for at December 31, 2019, and Roncador, Mexilhão and Araçás were sensitive to impairment as presented in the sensitivity analyses in the financial statement of December 31, 2019 as it had its recoverable amount within a 10% range of their carrying amount at December 31, 2019.

(ii)	Impairment losses in the amount of US$ 1,356 (entirely recognized in the first quarter of 2020), arising from the hibernation of producing assets in shallow waters, mainly the following fields: Ubarana (US$ 433); Namorado (US$ 233), Cherne (US$ 115), Malhado (US$ 104), Congro (US$ 94) and Viola (US$ 58).

a2) Producing properties in Brazil – Jan-Sep/2019

Impairment assessment for producing properties in Brazil resulted in a US$ 227 impairment reversal in the nine-month period ended September 30, 2019 (a US$ 158 loss in the third quarter of 2019), mainly due to:

(i)	sale of 10 concessions located in shallow waters in the Campos Basin, relating to Badejo, Bicudo, Linguado, Pampo e Trilha fields (Pampo and Enchova Project), when the Company reassessed the recoverability of the carrying amount of these assets and, based on their fair value less costs to sell, accounted for a reversal of impairment in the amount of US$ 494 (no impairment in the third quarter of 2019);
(ii)	review of the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a US$ 109 impairment loss (no impairment in the third quarter of 2019);
(iii)	permanent cease of activity of platform P-09, directly affecting the Corvina field, resulting in its exclusion from the CGU North group, triggering impairment losses in the amount of US$ 158 (entirely in the third quarter of 2019).

b) Other assets - Jan-Sep/2020

Corporate asset

The Company decided to hibernate a corporate building, in the state of Bahia, due to its vacancy, resulting in a US$ 161 impairment loss in the right of use in the nine-month period ended September 30, 2020 (no impairment in the third quarter of 2020).

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SIX – shale plant

The Company recognized a US$ 43 impairment loss on this asset in the nine-month period ended September 30, 2020 (no impairment in the third quarter of 2020), due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company in the first quarter of 2020. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

c) Oil and gas production and drilling equipment in Brazil - Jan-Sep/2019

Discontinuation of use of platform P-37, located in the Marlim field, triggering its exclusion from CGU North group, tested for impairment as a single asset, with the recognition of impairment losses in the amount of US$ 319 (entirely in the third quarter of 2019).

d) Drillship NS-30 - Jan-Sep/2019

Sale of the drillship NS-30 (which was owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV), when the Company recognized a US$ 286 impairment loss on this transaction (US$ 112 in the third quarter of 2019).

e) Comperj - Jan-Sep/2019

In 2019, in addition to the regular investments made in the first refining unit facilities of Comperj, which were part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of US$ 208, relating to environmental licensing of this project. As described in the 2019-2023 Business and Management Plan approved by the Board of Directors (in force at September 30, 2019), the resumption of this project still depended on new partnerships, thus additional impairment losses were recognized, totaling US$ 272 in the nine-month period ended September 30, 2019 (US$ 17 in the third quarter of 2019), since future cash flows were not expected to return from investments.

20.2.	Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses at March 31, 2020 (when there was indication that their carrying amount might not be recoverable), presenting recoverable amounts close to their current carrying amounts. The analysis presented below considers the estimated impairment loss if there was a 10% reduction in the recoverable value of the CGUs, arising from changes in material assumptions:

	Business segment	Carrying amount	Recoverable amount	Sensitivity
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	17,209	17,624	(1,348)

20.3.	Assets classified as held for sale

In the nine-month period ended September 30, 2020, the Company recognized US$37 of impairment reversals (US$ 35 in the third quarter of 2020), following the Board of Directors approval on the sale of E&P fields, arising from its fair value, net of disposal expenses.

In the nine-month period ended September 30, 2019, the Company recognized US$ 25 of impairment reversals relating to the reassessment of assets classified as held for sale (US$ 2 in the third quarter of 2019), mainly related to Maromba field and Pasadena refinery.

20.4.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1.  Investment in publicly traded associate

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2019, the Company estimated this investment was recoverable. On August 26, 2020 the Company’s Board of Directors approved the disposal of the remaining interest in this Company. Accordingly, the recoverable value of this investment took into

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account the value in use, including the disposal value, considering the intention to sell the shares. The post-tax discount rate in constant currency applied was is 11.1% p.a., considering the cost of equity.

As the value in use of BR Distribuidora was lower than the book value, an impairment loss of US$144 was recognized in the third quarter of 2020.

20.4.2.  Impairment losses on equity-method investments

In the nine-month period ended September 30, 2020, the Company recognized impairment losses amounting to US$ 35 from equity-accounted investments (US$ 2 in the same period of 2019), mainly in joint venture MP Gulf of Mexico (US$ 59), due to the revised Brent prices projections. The post-tax discount rate in constant currency applied for the E&P segment in the USA was 6.0% p.a.

21.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Sep/2020	Jan-Dec/2019
Property plant and equipment
Opening Balance	4,262	4,132
Additions	360	510
Write-offs	(28)	(216)
Transfers	(89)	-
Cumulative translation adjustment	(1,220)	(164)
Closing Balance	3,285	4,262
Intangible Assets (**)	13,361	18,919
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	16,646	23,181
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**) The signature bonuses related to the results of the 16th ANP bidding round and Surplus Oil of Transfer of Rights Agreement, in the amount of US$ 15,341, are described in note 24.1 to the consolidated financial statements for the year ended December 31, 2019.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	182	271	63	80
Exploration expenditures written off (includes dry wells and signature bonuses)	223	65	186	1
Contractual penalties	22	3	12	-11
Other exploration expenses	10	5	9	-1
Total expenses	437	344	270	69
Cash used in :
Operating activities	192	277	72	81
Investment activities	385	363	109	165
Total cash used	577	640	181	246

22.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,473 of which US$ 1,392 were still in force as of September 30, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,157 and bank guarantees of US$ 235.

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23.	Investments
23.1.	Investments in associates and joint ventures
	Balance at 12.31.2019	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2020
Joint Ventures	1,192	5	(11)	(2)	(89)	(162)	-	(73)	860
Associates (*)	4,302	7	-	(184)	(588)	(737)	(550)	(79)	2,171
Other investments	5	-	-	−	−	(1)	-	−	4
Total	5,499	12	(11)	(186)	(677)	(900)	(550)	(152)	3,035
(*) It includes Petrobras Distribuidora and Braskem.
24.	Disposal of assets and other changes in organizational structure

At September 30, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, according to our portfolio management, still subject to some conditions precedent as provided for in the agreements.

To date, purchasers have not indicated any intention to review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Operating segment				09.30.2020	12.31.2019
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	1	3	−	−	4	5
Trade receivables	-	52	−	−	52	68
Inventories	-	7	−	−	7	13
Investments	-	2	11	−	13	355
Property, plant and equipment	383	215	−	−	598	2,046
Others	-	58	−	−	58	77
Total	384	337	11	−	732	2,564
Liabilities on assets classified as held for sale
Trade Payables	1	18	-	-	19	27
Finance debt	-	27	-	98	125	142
Provision for decommissioning costs	468	-	-	-	468	2,961
Dividends	-	-	-	-	-	-
Pension and medical benefits	-	-	-	-	-	-
Others	-	68	-	-	68	116
Total	469	113	−	98	680	3,246

As of September 30, 2020, the main amounts refer to (i) Liquigás Distribuidora S.A; (ii) Baúna field (awarded area BM-S-40), (iii) 30% working interest in Frade field; (iv) onshore fields in Ceará, Bahia and Espírito Santo states; and (v) the remaining 10% interest in Lapa field.

24.1.	Transactions pending closing at September 30, 2020

a)                Sale of Baúna field

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd., for up to US$ 665.

Due to the economic effects caused by the COVID-19 pandemic and the consequent difficulty in meeting the conditions precedent originally set, the parties defined adjustments to the terms of the contract and the payment of the transaction value according to the following schedule: (i) US$ 380 consisting of: US$ 50 already paid by Karoon on July 24, 2019, US$ 150 to be paid at the transaction closing,

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including price adjustments, and US$ 180 in 18 monthly installments after the transaction closing; and (ii) a contingent installment of US$ 285 to be paid by 2026.

The transaction closing is subject to the fulfillment of some conditions precedent, mainly ANP approval.

b)               Sale of onshore fields in Ceará

On August 14, 2020, Petrobras signed with the structured entity Fazenda Belém S.A., a wholly owned subsidiary of 3R Petroleum e Participações SA, a contract for the sale of its entire interest in the onshore Fazenda Belém and Icapuí fields, called Fazenda Belém group, located in the Potiguar basin, in the state of Ceará.

This sale amounts to US$ 35, comprising (i) US$ 9 paid upon the contract signing; (ii) US$ 16 at the transaction closing; and (iii) US$ 10 to be paid in twelve months after the transaction closing.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, mainly ANP approval.

c)                Sale of onshore fields in Bahia

On August 21, 2020, Petrobras signed with the structured entity Rio Ventura S.A., a wholly owned subsidiary of 3R Petroleum e Participações SA, a contract for the sale of its entire interest in eight onshore fields, called Rio Ventura group, located in the in the state of Bahia.

This sale amounts to up to US$ 94, comprising (i) US$ 4 paid upon the contract signing; (ii) US$ 31 at the transaction closing; (iii) US$ 16 to be paid in thirty months after the transaction closing; and (iv) US$ 43 of contingent payments provided for in the contract.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, such as CADE and ANP approval, as well as environmental licenses to be granted by local regulatory agencies.

d)               Sale of onshore fields in Espírito Santo

On August 27, 2020, Petrobras signed with the structured entity Karavan Cricaré S.A., a contract for the sale of its entire interest in 27 onshore fields, called Cricaré group, located in the in the state of Espírito Santo. This structured entity is formed by Karavan O&G Participações e Consultoria Ltda. (51%) and Seacrest Capital Group Limited (49% and equity provider).

This sale amounts to up to US$ 155, comprising (i) US$ 11 paid upon the contract signing; (ii) US$ 26 at the transaction closing; and (iii) a US$ 118 of contingent payments provided for in the contract

This sale is subject to price adjustments and to the fulfillment of conditions precedent, such as ANP approval and environmental licenses to be granted by local regulatory agencies.

24.2.	Closed transactions at September 30, 2020

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, the wholly owned subsidiary Petrobras International Braspetro BV (PIBBV) entered into an agreement to sell its 50% interest in PO&GBV to Petrovida Holding B.V. PO&GBV is a joint venture in the Netherlands consisting of assets located in Nigeria. PO&GBV does not operate any of these fields.

In 2019, an US$ 89 impairment loss was accounted for within equity-accounted investments.

On January 14, 2020, the transaction was closed, in the amount of US$ 1,454, reflecting price adjustments and the deduction of Petrobras’ portion from the payment of fees to the Nigerian Government for approval of the transaction. Cumulative amounts of dividends received from PO&GBV since inception of investment (January 1, 2018) have totaled US 1,030. At the closing, the Company received US$ 276, additional US$ 25 was received in June 2020, and the remaining US$ 123 to be received as soon as the Abgami field redetermination process is implemented, within five years from the closing of the transaction. As a result, the Company recorded a US$ 2 gain within other income and expenses.

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b)               Sale of producing fields in Macau group of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed a contract for the sale of its interest in a set of onshore and offshore producing fields in the Potiguar Basin, denominated the Macau group of fields, located in the state of Rio Grande do Norte, to SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.

The Macau group comprises the Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu fields. Petrobras holds a 100% interest in all these concessions, except for the Sanhaçu field, in which it is the operator with a 50% interest, and the remaining 50% interest belongs to Petrogal.

On May 29, 2020, the transaction was closed after the fulfilment of all conditions precedent, in the amount of US$ 127, including price adjustments provided for in the contract and the installment received on August 9, 2019, in the signing of the contract. In the second quarter, 2020, the gain on this operation was US$ 75, accounted for as other income and expenses.

c)                Sale of remaining interest in Transportadora Associada de Gás (TAG)

On July 20, 2020, Petrobras entered into a purchase and sale agreement with a group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ), to sale its remaining 10% interest in Transportadora Associada de Gás S.A. (TAG).

The transaction was closed for the amount of US$ 191, fully paid on the date of the signing of the contract, after the deduction of US$ 21 of dividends paid to Petrobras in June 2020 and other price adjustments, recording a US$ 28 gain on the sale within other income and expenses.

In addition, a US$ 43 loss relating to the cash flow hedge accumulated in comprehensive income since the sale of TAG's control in June 2019 was reclassified to the statement of income, within other income and expenses.

d)               Sale of Pampo and Enchova groups of fields

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Pampo and Enchova groups, located in shallow waters in the Campos Basin, comprising Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields, to Trident Energy do Brasil LTDA.

On July 15, 2020, this transaction was closed, after the fulfillment of all the conditions precedent and the payment of US$ 366 to Petrobras, as well as the inclusion of additional conditions, providing for the payment of amounts of up to US$ 650 classified as contingent assets, to be recognized when the agreed conditions are met.

The US$ 366 received at the transaction closing adds up to the US$ 53 paid to Petrobras upon the contract signing, totaling US$ 419. The Company accounted for a US$ 305 gain within other income and expenses.

e)                Sale of onshore fields in Espírito Santo

On September 30, 2020, Petrobras closed the sale of its entire interest in a set of onshore production fields, called Lagoa Parda group (comprising concessions Lagoa Parda, Lagoa Parda Norte and Lagoa Piabanha), located in the state of Espírito Santo, to Imetame Energia Lagoa Parda Ltda., associate of Imetame Energia Ltda.

The transaction was closed after the fulfillment of all conditions precedent, for the amount of US$ 11, including price adjustments and an advancement received at the contract signing on October 11, 2019. The Company accounted for a US$ 13 gain within other income and expenses.

24.3.	Cash flows from sales of interest with loss of control

In 2020 and 2019, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

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	Cash received	Cash in subsidiary before losing control	Net Proceeds
2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	276	−	276
Total	276	−	276
2019
Petrobras Paraguay	381	(45)	336
Total	381	(45)	336

25.	Assets by operating segment
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2020

Current assets	3,336	8,355	1,380	17,490	(3,676)	26,885
Non-current assets	97,015	21,986	7,496	17,790	(17)	144,270
Long-term receivables	4,655	2,558	977	14,538	1	22,729
Investments	413	176	565	1,881	−	3,035
Property, plant and equipment	78,528	19,161	5,841	1,236	(18)	104,748
Operating assets	68,570	16,764	3,774	1,101	(18)	90,191
Under construction	9,958	2,396	2,067	136	−	14,557
Intangible assets	13,419	91	113	135	−	13,758
Total Assets	100,351	30,341	8,876	35,280	(3,693)	171,155

Consolidated assets by operating segment - 12.31.2019

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473
Total Assets	154,280	43,521	12,713	24,090	(4,864)	229,740

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26.	Finance debt
26.1.	Balance by type of finance debt

In Brazil	09.30.2020	12.31.2019
Banking Market	4,794	5,322
Capital Market	2,298	3,468
Development banks	1,283	1,927
Others	10	13
Total	8,385	10,730
Abroad
Banking Market	15,084	16,555
Capital Market	30,255	32,476
Development banks	200	40
Export Credit Agency	3,441	3,233
Others	208	226
Total	49,188	52,530
Total finance debt	57,573	63,260
Current	6,698	4,469
Non-current	50,875	58,791

Current finance debt is composed of:

	09.30.2020	09.30.2019
Short-term debt	2,433	2,206
Current portion of long-term debt	3,554	1,377
Accrued interest on short and long-term debt	711	886
Total	6,698	4,469

At September 30, 2020, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2019.

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26.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	16,251	2,181	(5,663)	(745)	829	111	(352)	−	(1,882)	10,730
Abroad	67,924	5,362	(20,788)	(3,853)	3,878	538	(560)	29	-	52,530
	84,175	7,543	(26,451)	(4,598)	4,707	649	(912)	29	(1,882)	63,260
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 09.30.2020
In Brazil	10,730	1,488	(824)	(300)	313	167	(3,190)	-	-	8,385
Abroad	52,530	14,409	(17,972)	(2,298)	2,478	2,022	(1,735)	(246)	-	49,188
	63,260	15,897	(18,796)	(2,598)	2,791	2,189	(4,925)	(246)	−	57,573
Debt restructuring			(802)	-
Deposits linked to financing			-	(60)
Net cash used in financing activities			(19,598)	(2,658)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the nine-month period ended September 30, 2020, new borrowings were destined mainly, to repay older debts, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, as well as preserving cash levels to maintain the Company’s liquidity.

In the nine-month period ended September 30, 2020, proceeds from financing amounted to US$ 15,897, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 3,144, and (ii) use of revolving credit lines, in the amount of US$ 8,010 and (iii) global notes issued in the capital market in the amount of
US$ 3,207 of which US$ 1,495 relates to the issue of new bonds maturing in 2031 and US$ 1,712 the remaining relates to new bonds issued maturing in 2050.

The Company repaid several finance debts, in the amount of US$ 22,256 notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 2,979 and (ii) US$ 5,399 to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 780; (iii) partial prepayment of its revolving credit lines , in the amount of US$ 7.6 billion.

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,490.

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26.3.	Summarized information on current and non-current finance debt
Maturity in	2020	2021	2022	2023	2024	2025 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	946	5,354	2,345	3,907	4,459	29,053	46,064	49,754
Floating rate debt	443	3,232	2,126	2,865	3,599	6,456	18,721
Fixed rate debt	503	2,122	219	1,042	860	22,597	27,343
Average interest rate	4.9%	4.7%	4.9%	4.9%	5.2%	6.5%	6.0%
Financing in Brazilian Reais (R$):	171	639	1,076	1,613	1,424	2,628	7,551	7,755
Floating rate debt	45	438	857	1,467	1,103	1,093	5,003
Fixed rate debt	126	201	219	146	321	1,535	2,548
Average interest rate	3.5%	3.2%	3.9%	5.1%	4.8%	4.4%	4.1%
Financing in Euro (€):	68	211	178	379	14	1,327	2,177	2,374
Fixed rate debt	68	211	178	379	14	1,327	2,177
Average interest rate	4.6%	4.5%	4.7%	4.6%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	62	-	-	-	-	1,719	1,781	1,964
Fixed rate debt	62	-	-	-	-	1,719	1,781
Average interest rate	6.1%	-	-	-	-	6.3%	6.3%
Average interest rate	8.5%	-	-	-	-	-	8.5%
Total as of September 30, 2020	1,247	6,204	3,599	5,899	5,897	34,727	57,573	61,847
Average interest rate	4.7%	4.5%	4.8%	5.0%	5.2%	6.4%	5.8%
Total as of December 31, 2019	4,469	3,971	4,689	8,036	8,537	33,558	63,260	72,801
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2020 is 11.19 years (10.79 years as of December 31, 2019).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 33,571 as of September 30, 2020 (US$ 39,057 as of December 31, 2019); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 28,276 as of September 30, 2020 (US$ 46,872 as of December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 and thereafter	Balance at September 30, 2020	Balance at December 31, 2019
Principal	478	6,268	3,713	5,811	6,163	36,497	58,930	65,284
Interest	643	2,568	2,407	2,258	2,078	29,962	39,916	43,859
Total	1,121	8,836	6,120	8,069	8,241	66,459	98,846	109,143

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26.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,700	1,050	7,650

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	355	−	355
Petrobras	Bradesco	6/1/2018	5/31/2023	355	355	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	355	−	355
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	58	−	58
Total				1,123	355	768

On March 20, 2020, Petrobras draw down its Revolving Credit Lines (RCF), in the amount of US$ 7.6 billion and
US$ 698, in order to protect itself from the economic effects arising from the COVID-19 pandemic and the decrease of oil prices.

In the third quarter of 2020, Petrobras repaid US$ 7.6 billion relating to the RCF.

27.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 09.30.2020
In Brazil	5,504	543	(1,146)	211	1,043	(1,701)	(10)	4,444
Abroad	18,357	1,635	(3,174)	779	3,343	(3,380)	11	17,571
Total	23,861	2,178	(4,320)	990	4,386	(5,081)	1	22,015

Payments relating to liabilities held for sale			-51
Net cash used in financing activities			(4,371)

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 onwards	Total

Balance at September 30, 2020	1,316	5,825	4,058	2,746	2,180	13,383	29,508
Balance at December 31, 2019	5,900	4,984	3,511	2,636	2,164	13,057	32,252

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the nine-month period ended September 30, 2020 amounted to US$ 554, representing 13% in relation to fixed payments (US$ 626 and 17% in the same period of 2019).

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 30.2.

50

In the nine-month period ended September 30, 2020, the Company recognized lease expenses in the amount of US$ 101 relating to short-term leases (US$ 674 in the same period of 2019).

At September 30, 2020, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 61,132 (US$ 50,130 at December 31, 2019).

28.	Equity
28.1.	Share capital (net of share issuance costs)

As of September 30, 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2020 and December 31, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

28.2.	Distributions to shareholders

As a result of the COVID-19 pandemic and restrictions recommended by the World Health Organization and imposed by authorities regarding agglomerations and meetings, the Brazilian Securities and Exchange Commission (CVM) granted additional time for the General Shareholders Meeting, which was held on July 22, 2020.

At this meeting, it was decided that the payment of remaining dividends based on 2019 earnings will occur on December 15, 2020.

This postponement is one of the measures adopted by the Company to preserve its cash, due to the pandemic of COVID-19 and the shock of oil prices.

As of September 30, 2020, the consolidated balance of dividends payable, within consolidated statement of financial position, based on the 2019 earnings, bearing interest at Selic rate (Brazilian short-term interest rate), is US$ 356.

51

28.3.	Earnings per share
		Jan-Sep/2020			Jan-Sep/2019

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	(5,915)	(4,453)	(10,368)	4,661	3,509	8,170
Continuing operations	(5,915)	(4,453)	(10,368)	3,240	2,439	5,679
Discontinued operations	−	−	−	1,421	1,070	2,491

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261

Basic and diluted earnings (losses) per share - in U.S. dollars	(0.79)	(0.79)	(0.79)	0.63	0.63	0.63
Continuing operations	(0.79)	(0.79)	(0.79)	0.44	0.44	0.44
Discontinued operations	−	−	−	0.19	0.19	0.19
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	(1.58)	(1.58)	(1.58)	1.26	1.26	1.26
Continuing operations	(1.58)	(1.58)	(1.58)	0.87	0.87	0.87
Discontinued operations	−	−	−	0.39	0.39	0.39

			Jul-Sep/2020			Jul-Sep/2019

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	(135)	(101)	(236)	1,306	984	2,290
Continuing operations	(135)	(101)	(236)	(32)	(24)	(56)
Discontinued operations	−	−	−	1,338	1,008	2,346

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261

Basic and diluted earnings (losses) per share - in U.S. dollars	(0.02)	(0.02)	(0.02)	0.18	0.18	0.18
Continuing operations	(0.02)	(0.02)	(0.02)	−	−	−
Discontinued operations	−	−	−	0.18	0.18	0.18
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	(0.04)	(0.04)	(0.04)	0.36	0.36	0.36
Continuing operations	(0.04)	(0.04)	(0.04)	−	−	−
Discontinued operations	−	−	−	0.36	0.36	0.36
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

52

29.	Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	564	-	-	564
Balance at September 30, 2020	564	-	-	564
Balance at December 31, 2019	882	58	−	940

Liabilities
Foreign currency derivatives	-	(423)	-	(423)
Commodity derivatives	(1)	−	-	(1)
Interest rate derivatives	−	(8)	-	(8)
Balance at September 30, 2020	(1)	(431)	-	(432)
Balance at December 31, 2019	(28)	(110)	−	(138)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, as presented in note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(1,806)	(10,383)	(1)	(28)
Long position/Crude oil and oil products	5,307	9,865	-	-	2020
Short position/Crude oil and oil products	(7,113)	(20,248)	-	-	2020
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	-	-	2020
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2.245	-	(45)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 388	(4)	11	2020
Short position/Foreign currency forwards (GPB/USD) (**)	-	GBP 224	-	(14)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	(7)	32	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(140)	(50)	2034
Swap - IPCA (**)	R$ 3,008	R$ 3,008	(8)	6	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(272)	11	2024/2029
Total recognized in the Statement of Financial Position			(432)	(77)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, EUR, GBP and R$ are presented in million.

53

			Gains/ (losses) recognized in the statement of income
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Commodity derivatives
Crude oil - 30.1 (a) (b)	(502)	(216)	(49)	19
Gasoline - 30.1 (b)	−	11	−	−
Diesel - 30.1 (b)	−	(13)	−	−
Other commodity derivative transactions - 30.1 (c)	201	(96)	1	45
Recognized in Other Income and Expenses	(301)	(314)	(48)	64
Currency derivatives		−	−
Swap Pounds Sterling x Dollar - 30.2 (b)	(174)	(174)	(174)	(174)
NDF – Euro x Dollar - 30.2 (b)	(23)	(23)	(23)	(23)
NDF – Pounds Sterling x Dollar - 30.2 (b)	(6)	(6)	(6)	(6)
Swap CDI x Dollar - 30.2 (b)	(333)	(333)	(333)	(333)
Others	(2)	(2)	(2)	(2)
	(538)	(538)	(538)	(538)
Interest rate derivatives
Swap - CDI X IPCA	(25)	10	(8)	10
	(25)	10	(8)	10
Cash flow hedge on exports (*)	(3,586)	(2,240)	(1,143)	(746)
Recognized in Net finance income (expense)	(4,149)	(2,768)	(1,689)	(1,274)
Total	(4,450)	(3,082)	(1,737)	(1,210)

(*) As presented in note 30.2.

			Gains/(losses) recognized in other comprehensive income
	2020	2019	2020	2019
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Cash flow hedge on exports (*)	(3,586)	(3,586)	(3,586)	(3,586)

(*) As presented in note 30.2.

	Guarantees given as collateral
	09.30.2020	12.31.2019
Commodity derivatives	8	57
Currency derivatives	128	230
Total	136	287

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2020 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(21)	(42)
		−	(21)	(42)
(*) The probable scenario was computed based on the fair value of oil and oil products prices at September 30, 2020. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

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30.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility of the current context, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted.

Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

30.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.6407 exchange rate are set out below:

				Present value of hedging instrument notional value at 09.30.2020
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2020 to September 2030	51,824	292,323

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of January 1, 2020	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(5,102)	(31,670)
Exports affecting the statement of income	(10,564)	(51,282)
Principal repayments / amortization	(20,161)	(100,119)
Foreign exchange variation	-	122,099
Amounts designated as of September 30, 2020	51,824	292,323
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2020	57,246	322,907

In the nine-month period ended September 30, 2020, highly probable future exports were impacted by the effects of the oil price war and the COVID-19 pandemic.

Thus, a portion of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and consequently the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774. The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which at September 30, 2020 was negative by US$ 40,768 (as presented in item (c) below).

55

In addition, a portion of exports designated for hedge relationships, from April to December 2020 and from August to December 2020, are no longer expected to occur, and the corresponding foreign exchange variation were recycled from shareholder’s equity to the statement of income the nine-month period ended September 30, 2020, in the amount of US$ 551.

In the nine-month period ended September 30, 2020, the Company also recognized a US$ 1 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 5 loss in the same period of 2019).

As of September 30, 2020, the ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% as of December 31, 2019).

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2020 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2019	(20,143)	6,851	(13,292)
Recognized in Other comprehensive income	(3,510)	1,192	(2,318)
Reclassified to the statement of income - occurred exports	3,136	(1,066)	2,070
Balance at December 31, 2019	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(25,750)	8,755	(16,995)
Reclassified to the statement of income - occurred exports	3,035	(1,033)	2,002
Reclassified to the statement of income - exports no longer expected to occur	551	(187)	364
Balance at September 30, 2020	(42,681)	14,512	(28,169)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2020-2024 revised in the first quarter of 2020, would indicate a reclassification adjustment from equity to the statement of income in the amount of US$ 940.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2020 is set out below:

	2020	2021	2022	2023	2024	2025	2026	2027 to 2029	Total
Expected realization	(1,766)	(7,064)	(7,485)	(6,477)	(5,177)	(3,783)	(3,324)	(7,605)	(42,681)

b)	Information on ongoing progress

As of September 30, 2019, the Company has IPCA x CDI and CDI x Dollar swap contracts, pounds sterling x dollar swaps contracts, and non deliverable forward (NDF) – pounds sterling x dollar which are ongoing.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a US$ 4 gain, while a constant reduction (parallel shock) of 100 basis points, would result in a US$ 3 loss.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

56

Financial Instruments	Exposure at 09.30.2020	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	4,150		(251)	1,038	2,075
Liabilities	(96,209)	Dollar/Real	5,811	(24,052)	(48,104)
Exchange rate - Cross currency swap	(533)		32	(133)	(267)
Cash flow hedge on exports	51,824		(3,130)	12,956	25,912
	(40,768)		2,462	(10,191)	(20,384)
Assets	4	Euro/Real	−	1	2
Liabilities	(24)		1	(6)	(12)
	(20)		1	(5)	(10)
Assets	2,150	Euro/Dollar	37	538	1,075
Liabilities	(4,428)		(75)	(1,107)	(2,214)
Non Deliverable Forward (NDF)	−		−	−	−
	(2,278)		(38)	(569)	(1,139)
Assets	3	Pound Sterling/Real	−	1	2
Liabilities	(22)		1	(6)	(11)
	(19)		1	(5)	(9)
Assets	1,772	Pound Sterling /Dollar	20	443	886
Liabilities	(3,567)		(39)	(892)	(1,783)
Derivative - cross currency swap	1,570		17	393	785
Non Deliverable Forward (NDF)	501		5	125	251
	276		3	69	139
Total at September 30, 2020	(42,809)		2,429	(10,701)	(21,403)
Total at December 31, 2019	950		16	285	570

(*) At September 30, 2020, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 6.0% appreciation of the Real; Euro x U.S. Dollar: a 1.8% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.17% appreciation of the Pound Sterling; Real x Euro: a 4.3% appreciation of the Real; and Real x Pound Sterling - a 4.9% appreciation of the Real.

30.3.	Interest rate risk management

The table below presents, in the probable scenario, the amount to be disbursed by Petrobras with interests related to debts with floating interest rate at September 30, 2020. The reasonably possible and remote scenarios express a sensitivity analysis in which there is an increase of 25% and 50%, respectively, in the interest rates of these debts (Libor, TJLP, CDI, TR and IPCA). The results presented are associated with a period of 12 months.

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Finance debt	Floating rates	915	1,078	1,240
		915	1,078	1,240
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

30.4.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction in the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 pandemic all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

57

31.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to the Petrobras Group, in accordance with the Company’s by-laws.

31.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2020		12.31.2019

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	105	41	224	47
Natural Gas Transportation Companies	84	169	150	717
State-controlled gas distributors (joint ventures)	185	80	338	104
Petrochemical companies (associates)	5	3	47	29
Other associates and joint ventures	43	97	35	203
Subtotal	422	390	794	1,100
Brazilian government – Parent and its controlled entities
Government bonds	1,161	-	1,580	-
Banks controlled by the Brazilian Government	7,113	3,321	8,584	4,904
Receivables from the Electricity sector	183	−	334	−
Petroleum and alcohol account - receivables from the Brazilian Government	220	-	304	-
Brazilian Federal Government - dividends	1	92	−	417
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	−	−	20
Others	17	36	45	43
Subtotal	8,695	3,449	10,847	5,384
Pension plans	43	39	60	110
Total	9,160	3,878	11,701	6,594
Current	2,063	1,045	2,849	1,904
Non-Current	7,097	2,833	8,852	4,690
Total	9,160	3,878	11,701	6,594

The income/expenses of significant transactions are set out in the following table:

58

	2020	2019	2020	2019

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep

Joint ventures and associates
Petrobras Distribuidora (BR)	7,976	−	2,867	−
Natural Gas Transportation Companies	(1,246)	−	(274)	−
State-controlled gas distributors (joint ventures)	1,293	2,094	355	724
Petrochemical companies (associates)	2,149	2,226	725	706
Other associates and joint ventures	138	2,047	129	2,354
Subtotal	10,310	6,367	3,802	3,784
Brazilian government – Parent and its controlled entities
Government bonds	28	78	5	25
Banks controlled by the Brazilian Government	(266)	(526)	49	(112)
Receivables from the Electricity sector (note 5.4)	35	277	12	69
Petroleum and alcohol account - receivables from the Brazilian Government	4	1	1	(1)
Brazilian Federal Government - dividends	(3)	(9)	−	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(107)	(59)	(62)	11
Others	(3)	(76)	7	(49)
Subtotal	(312)	(315)	12	(57)
Pension plans			(177)	−
Total	9,998	6,052	3,637	3,727
Revenues, mainly sales revenues	11,932	7,813	4,069	4,650
Purchases and services	(1,705)	(1,531)	(308)	(878)
Income (expenses)	(177)	−	(177)	−
Foreign exchange and inflation indexation charges, net	(215)	(296)	37	(82)
Finance income (expenses), net	(14)	67	16	37
Total	9,821	6,052	3,637	3,727
(*) It includes TAG results until July 2020, when the Company entered into an agreement for the sale of its remaining interest (note 24.2)

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.1.

31.2.	Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Brazilian Federal Government filed an Objection to the Judicial Sentence on this case. Thus, Petrobras was required to express its opinion on this matter.

After the Company's statement, the judge partially accepted the Brazilian Federal Government's appeal, only with regard to interest and inflation indexation charges of the principal amount, since June 30, 2004. The other allegations brought by the Brazilian Federal Government, such as compensation and prescription, were rejected.

On June 23, 2020, the judge approved the calculations presented by the Brazilian Federal Government at February 2020, which Petrobras agreed with. However, the Brazilian Federal Government presented a Motion for Clarification on this decision, most of which was denied on August 31, 2020.

On September 14, 2020, the Brazilian Federal Government agreed with the decision and, at the same time, requested the National Treasury opinion on the matter in order to continue with an agreement.

On September 22, 2020, Petrobras indicated where to allocate the amounts relating to the precatory to be issued. Petrobras currently awaits the final settlement by the Federal Court and the final decision on the process.

As of September 30, 2020, the balance of receivables related to the Petroleum and Alcohol accounts is US$ 220 (US$ 304 as of December 31, 2019), recorded within non-current assets.

The inflation indexation based on IPCA-E, claimed by the Company, remains classified as a contingent asset (unrecognized), amounting to US$ 213 as of September 30, 2020.

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31.3.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Sep/2020			Jan-Sep/2019
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	2.0	0.1	2.1	2.0	0.3	2.3
Social security and other employee-related taxes	0.5	-	0.5	0.8	-	0.8
Post-employment benefits (pension plan)	0.1	-	0.1	0.3	-	0.3
Variable compensation	−	-	−	2.0	-	2.0
Benefits due to termination of tenure	0.1	-	0.1	0.3	-	0.3
Total compensation recognized in the statement of income	2.7	0.1	2.8	5.4	0.3	5.7
Total compensation paid	2.7	-	2.7	5.0	-	5.0
Average number of members in the period (*)	9.00	9.44	18.44	7.33	9.67	17.00
Average number of paid members in the period (**)	9.00	4.33	13.33	7.22	5.33	12.55

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the nine-month period ended September 30, 2020, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 9 (US$ 15 for the same period of 2019).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of the Petrobras Conglomerate are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 326 thousand for the nine-month period ended September 30, 2020 (US$ 391 thousand with tax and social security costs). For the same period of 2019, the total compensation concerning these members was US$ 338 thousand (US$ 406 thousand with tax and social security costs).

On July 22, 2020, the Company’s Annual Shareholders’ Meeting approved a change in the overall compensation for executive officers and board members, setting the total compensation threshold at US$ 8 (R$ 43,3 million) from April 2020 to March 2021.

32.	Supplemental information on statement of cash flows
	Jan-Sep/2020	Jan-Sep/2019
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,158	973
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	-	77
Lease	2,371	1,109
Provision/(reversals) for decommissioning costs	12	(19)
Use of deferred tax and judicial deposit for the payment of contingency	1	2

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33.	Subsequent events

Petros Plan 3 (PP-3)

On October 1, 2020, the Board of Directors approved the submission of the PP-3 for analysis by the Secretariat of Management and Governance of the State-owned Companies (SEST) and to the Superintendency of Post-retirement benefits (PREVIC).

The PP-3 is a new pension plan with defined contribution characteristics and will be an exclusive option for voluntary migration of participants from the PPSP-R and PPSP-NR plans, both post-70.

Before the creation, the new plan will also undergo a technical and administrative feasibility study, which will only be completed after defining the amount of participants who have opted for PP-3. If the feasibility is not confirmed, the participants who have opted for the migration will continue on the original plan.

Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

On October 2, 2020, Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) signed with DISA Corporación Petrolífera S.A. (Disa), an agreement for the sale of its entire interest in Petrobras Uruguay Distribución S.A. (PUDSA).

The transaction amounts to US$ 62, to be paid in two installments: (a) US$ 6 paid upon contract signing; and (b) US$ 56 at the transaction closing.

The transaction is subject to price adjustments and the fulfillment of conditions precedent.

Issue and repayment of Global Notes

On October 13, 2020, the Company, through its wholly owned subsidiary Petrobras Global Finance B.V. – PGF, announced the issue of additional notes of its 5.600% Global Notes maturing in January 2031, in the total volume of US$ 1,000.

On October 22, 2020, these funds were applied to the repayment of Notes previously issued by PGF in the international capital market, in the amount of US$ 1,666, with a total disbursement of US$ 1,943 (as set forth in the offering, excluding capitalized and unpaid interest).

Acquisition of FPSO P-71

On October 27, 2020, after entering into an agreement with its partners in the consortium BM-S-11 (Tupi field), the Company signed a commitment to purchase the FPSO (Floating, Production, Storage and Offloading) FPSO P-71, currently under construction, through its wholly owned subsidiary PNBV, subject to the fulfillment of conditions precedent. The estimated disbursement is US$ 353, equivalent to the partners' share in the consortium. The P-71 will have a production capacity of 150,000 barrels per day and will be allocated in the Itapu field.

Revision of the Shareholders Compensation Policy

The Company’s Board of Directors, in a meeting held on October 27, 2020, approved the revision of the Shareholders Compensation Policy, in order to enable Management to propose the payment of dividends according to the Company's cash generation, even when presenting losses in a fiscal year.

With the changes approved, in a fiscal year in which the Company's gross debt (short and long-term finance debt and lease liabilities) is above US$ 60,000 and there is also a loss for the year, Petrobras may propose the distribution of dividends if there is a reduction in net debt (gross debt less cash and cash equivalents, government bonds and time deposits with maturities of more than three months) in the last twelve-month period, if Management believes the Company's financial sustainability will be preserved. The proposal for the distribution should be limited to the reduction on net debt.

The Company may also, in certain cases, propose the payment of extraordinary dividends exceeding the minimum mandatory dividend or the annual amount based on the computation established in the Shareholders Compensation Policy, when its gross debt is less than US$ 60,000, even not presenting net income for the year. In all cases, the dividends distribution must comply with the provisions of the applicable legislation, including article 201 of the Brazilian Corporate Law (6,404/76).

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34.	Information related to guaranteed securities issued by subsidiaries
34.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer